Filed Pursuant to Rule 424(b)(3)
Registration No. 333-138434

Prospectus

Asiamart, Inc.

6,315,670 Shares of common stock

This Prospectus covers the resale by selling security holders of up to 6,315,670 shares of our common stock, $0.001 par value, which include:

•	3,997,259 shares of common stock issuable upon Senior Convertible debentures issued pursuant to the Securities Purchase Agreement dated October 6, 2006;

•	1,998,630 shares of common stock underlying the warrants issued to investors in conjunction with the foregoing Securities Purchase Agreement; and

•	319,781 shares of common stock underlying the warrants issued to the placement agents in conjunction with the foregoing Securities Purchase Agreement.

These securities will be offered for sale by the selling security holders identified in this Prospectus in accordance with the terms described in the section of this Prospectus entitled “Plan of Distribution.” We will not receive any of the proceeds from the sale of the common stock by the selling security holders.

Our securities are not listed on any national securities exchange or the Nasdaq Stock Market. Our common stock is quoted on the OTC Bulletin Board under the symbol “AAMA.” On February 28, 2007, the closing sale price of our common stock on the OTC Bulletin Board was $1.10 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE 15.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February 28, 2007

No offer is being made to sell, nor is any offer to buy these securities being sought, in any jurisdiction where such an offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date in the front of this prospectus only. Our business, financial condition, results of operations and prospectus may have changed since that date.

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” Some of the statements contained in this prospectus, including statements under “Summary,” “Risk Factors” as well as those noted in the documents incorporated herein by reference, are forward-looking statements and may involve a number of risks and uncertainties. We note that our actual results and future events may differ significantly based upon a number of factors. You should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

References to “we,” “our,” “us,” “our company,” or “Asiamart” refer to Asiamart, Inc. and its subsidiaries.

ASIAMART, INC.

Asiamart, Inc. (formerly known as WT Holdings Corporation), is a retail and trading company established in 1998, which focuses on the rapidly growing outbound China tourist retail market. As more fully described in the “Business” section below, we operate outlet and discount shopping centers catering principally to Chinese outbound tourists. Our tourist customers are brought directly to our shopping centers through a network of travel companies and tour operators. We offer this captive group of tourists attractive prices on selected international brands in a wide range of merchandise categories such as consumer electronics, cosmetics, watches, dietary supplements, health care products and optical instruments, producing high sales volume and rapid inventory turnover. Due to our high sales volume and rapid inventory turnover, we exert considerable volume purchasing power. These factors together with our low-overhead shopping centers have enabled us to achieve profitability and growth over the past several years. In 2005, we achieved USD $46.1 million in revenue and USD $20.5 million in gross profit. See “Index to Consolidated Financial Information” beginning on page F-1.

OUR STRATEGY

Our goal is to accelerate our sales and increase profitability by enhancing current operations and opening new locations. As more fully discussed in this prospectus, we intend to achieve this objective by replicating our business model in other tourist destinations that are growing in popularity among outbound Chinese tourists, such as Taiwan, Macau, Singapore and/or Malaysia. In addition, we plan to continue to develop strategic relationships and partnerships, enhance our marketing efforts, expand our product offerings, invest in the development of our own private label products, and seek strategic, accretive acquisitions of companies within our industry.

RISKS AFFECTING OUR BUSINESS

We are subject to a number of risks, which you should be aware of before deciding to purchase the securities in this offering. These risks are discussed in the summary below and in the section titled “Risk Factors” beginning on page 15 of this prospectus.

SUMMARY OF RISK FACTORS

Our ability to implement our growth strategy is subject to various risks, and consequently, any investment in our common stock involves certain risks. These risks, which are more fully discussed in the “Risk Factors” section, include but are not limited to the following:

•	Competition within our industry;

•	Seasonality of our sales;

•	Success of our R&D investments;

•	Our relationships with tour companies;

•	The popularity of our product line;

•	Relationships with suppliers, including foreign suppliers;

•	Financial and economic conditions in Asia;

•	Regulatory requirements affecting our business;

•	Currency fluctuations;

•	Our future financing needs; and

•	Our ability to attract additional investment capital on attractive terms.

While our management fully intends to make concerted efforts to manage these risks, we cannot assure you that we will be able to do so successfully. See “Risk Factors” beginning on page 15 of this prospectus.

STRATEGIC FINANCING

On October 6, 2006, we issued and sold $3,069,895 in principal amount of senior convertible debentures in a private placement to fourteen accredited investors. The financing was conducted pursuant to a Securities Purchase Agreement dated October 6, 2006 entered into between us and certain accredited investors. Maxim Group LLC acted as the lead placement agent with Chardan Capital Markets LLC as the co-placement agent in the financing.

Under the terms of the financing, the senior convertible debentures are unsecured, bear 8% interest per year payable in cash, and mature in three years (we refer to the senior convertible debentures throughout this prospectus as the “debentures”). The debentures are convertible into a quantity of common stock ranging from approximately 2.9 to 4.0 million shares, depending upon a one-time adjustment to the conversion price, which shall occur at the one-year anniversary of the closing of the financing, or October 6, 2007. The initial conversion price of the debentures is $0.96 per share which conversion price may be adjusted to equal the volume-weighted average trading price of our common stock for all trading days during the one year following the closing of the financing, subject to a maximum conversion price of $1.056 per share, and a minimum conversion price of $0.768 per share, which we refer to as a “conversion price collar.” The conversion price of the debentures is also subject to anti-dilution adjustments, within the conversion price collar, in the event that we sell and issue shares of our common stock for below $0.96 per share. We may, at our election, force conversion of the debentures after October 6, 2007, if the volume weighted average trading price of our common stock exceeds $1.92 per share for 30 consecutive trading days, and the average daily trading dollar volume exceeds $350,000. We may also redeem the debentures at 125% of the principal amount of the debentures plus accrued unpaid dividends, at any time after October 6, 2007.

In connection with the financing, on October 6, 2006 we issued warrants to investors that are exercisable for up to a maximum of 1,998,630 million shares of our common stock with an exercise price ranging from $0.8448 to $1.1616 per share, which we refer to as the “investor warrants” or generally, “warrants.” The exercise price is adjustable based upon the conversion price of the debentures. The investor warrants are exercisable for a five-year period commencing on October 6, 2006. The form of Investor warrant issued to investors is included in this prospectus as Exhibit 10.3.

The investor warrants contain a “cashless exercise” feature such that if there is no effective registration statement registering the resale of the shares issuable pursuant to the investor warrants, the investor warrants may be exercised by means of a cashless exercise in which the investors will be entitled to receive a certificate for the number of shares of common stock equal to the quotient obtained by dividing [(A – B)(X)] by (A) where:

X = the number of common shares issuable upon exercise of the Investor warrant

A = the closing price of a share of common stock on the date of exercise

B = the exercise price

On October 6, 2006, we also issued, in connection with the financing and pursuant to the exemption from the registration requirements of the Securities Act under Regulation D, warrant to the placement agents for the purchase of up to 319,781 shares of our common stock, with an exercise price ranging from $0.8448 to $1.1616 per share. The warrant issued to the placement agents are exercisable for a five-year period commencing on October 6, 2006.

The holders of the above-mentioned warrants have contractually agreed that the warrants shall not be exercised to the extent such exercise would result in any security holder, together with its affiliates, beneficially owning in excess of 4.99% of the number of shares of our common stock outstanding at that time. The warrant holders may cause this 4.99% limitation to expire by providing us 60 days advance notice of its intention to do so. This 4.99% limitation does not preclude exercise of the warrants over time, so long as each warrant holder’s beneficial ownership of our common stock, together with its affiliates, does not exceed the foregoing limitation.

In connection with this financing, we have contractually agreed to file a registration statement covering the common stock sold in this financing and the warrant shares by November 4, 2006. Failure to achieve effectiveness of the registration statement within 120 days after October 6, 2006 would subject us to a monthly cash penalty payment of 1.0% of the aggregate purchase price in the financing, up to an aggregate maximum of 24%.

The securities were offered and sold in the financing to accredited investors in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, under Regulation D. At the time of the closing, the offering was not registered under the Securities Act or any state securities or “blue sky” laws.

OTHER SELLING SECURITYHOLDERS

We also issued, in connection with the financing, warrants to the placement agents for the purchase of up to a maximum of 319,781 shares of our common stock, with an exercise price ranging from $0.8448 to $1.1616 per share. We are also registering common stock issuable pursuant to these warrants.

CORPORATE HISTORY AND INFORMATION

We recently became a public reporting Delaware corporation by means of a share exchange transaction completed on June 28, 2006. Our predecessor is Profits Dreams Development Limited, a British Virgin Islands limited liability company (“PDD”), which became the wholly-owned subsidiary of the Company effective June 28, 2006. PDD and its operating subsidiaries are sometimes referred to in this prospectus as the “Horizon Group.” Effective November 30, 2006, we changed our name from “WT Holdings Corporation” to “Asiamart, Inc.” by filing an amendment to our certificate of incorporation. On September 28, 2006, holders of a majority of our outstanding common stock approved the name change and related amendment to our certificate of incorporation. On October 24, 2006, we filed an information statement on Schedule 14C with the SEC, which was delivered to our stockholders of record to notify them that the stockholders had approved the name change and amendment to our certificate of incorporation. For further details see “Certain Transactions” on page 46 of this prospectus.

The Company’ principal executive offices are located at Room 1508-1509, Peninsula Square, 18 Sung On Street, Hung Hom, Kowloon, Hong Kong, and our main telephone number is (852) 3580 8800.

In November 2006, our board of directors and stockholders approved a one-for-four reverse stock split of our common stock. The reverse stock split took effect on November 30, 2006. As a result of the reverse stock split, every four shares of common stock were combined into one share of common stock, and any fractional shares created by the reverse stock split were rounded up to whole shares. The reverse stock split affected all of our common stock and warrants outstanding immediately prior to the effective time of the reverse stock split. The reverse stock split did not change the number of authorized shares of common stock, which authorizes us to issue up to 200,000,000 shares of common stock. Unless otherwise indicated, all references to common stock and per share amounts for all periods presented in this prospectus have been retroactively restated to reflect the reverse stock split.

THE OFFERING

We are registering 6,315,670 shares of our common stock for sale by the selling security holders identified in the section of this prospectus entitled “Selling Security Holders.” The shares included in the table identifying the selling security holders include 6,315,670 shares of common stock that have not yet been, but that may be, issued to designated selling security holders should their debentures be converted into common stock, or their warrants exercised for common stock, as applicable. We will not receive any of the proceeds from the sale of the common stock by the selling security holders. Information regarding our common stock and the warrants is included in the section of this prospectus entitled “Description of Securities.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize consolidated financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition or Plan of Operations” and our consolidated financial statements and the related notes included in this prospectus. The summary consolidated financial information as of September 30, 2006 and 2005, and for the years ended December 31, 2005, 2004 and 2003 have been derived from our consolidated financial statements. All monetary amounts are expressed in U.S. Dollars unless otherwise indicated.

	(dollars in thousands) Twelve Months Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
Income statement data:
Sales (net)	46,148	35,730	7,914	41,653	31,944
Cost of Goods Sold	(25,674)	(21,940)	(7,530)	(19,483)	(17,940)
Gross Margin	20,474	13,790	384	22,170	14,004
Operating Expenses	(17,008)	(12,685)	(304)	(19,750)	(11,719)
Merger Expenses	—	—	—	(856)	—
Interest Income	—	—	—	—	—
Other Income	850	483	37	1,657	536
Pretax Income	4,316	1,588	117	3,221	2,821
Income Taxes	(793)	(285)	(30)	(437)	(509)
Net Income (Loss)	3,523	1,303	87	2,784	2,312
Income Taxes	793	285	30	437	509
Interest Income	—	—	—	—
Other Income	(850)	(483)	(37)	(1,657)	(536)
Depreciation & Amortization	118	55	23	143	85
Non-Recurring Expenses	—	—	—	—	—
Normalized EBITDA (1)	3,584	1,160	103	1,707	2,370

(1)	EBITDA is calculated for any period as the sum of net income or loss, plus net interest expense, income tax and depreciation and amortization expense.

(dollars in thousands)	At September 30, 2006
(unaudited)
Balance sheet data:
Cash & Equivalents	568
Inventories	1,594
Other Current Assets (receivables and deposits)	6,248
Property, Plant & Equipment (net)	673
Other non-current assets	117

Total Assets	9,200
Current Liabilities	5,289
Long-term debts	289
Other non-current liabilities	15

Total Liabilities	5,593
Stockholders’ Equity	3,607

Total Liabilities & Shareholders Equity	9,200

Footnotes

On June 28, 2006, we conducted a share exchange transaction by and among Profits Dreams Development Limited, a British Virgin Islands limited liability company (“PDD”), PDD’s shareholders, Forever Rise Holdings Limited, a British Virgin Islands limited liability company (“FRHL”), FRHL’s shareholders, and the Company (the “Exchange Transaction”), by which PDD became a part of the Company, a public reporting Delaware corporation. The Exchange Transaction was treated as a reverse acquisition, where the Company (the legal acquirer) is considered the accounting acquiree and PDD (the legal acquiree) is considered the accounting acquirer. The consolidated financial statements of the combined entity will in substance be those of PDD, with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of consummation of the Exchange Transaction. The Company is deemed to be a continuation of the business of PDD. See also, “Certain Transactions” on page 46.

SUPPLEMENTARY FINANCIAL INFORMATION

The supplementary financial information presented below summarizes certain financial data which has been derived from and should be read in conjunction with our consolidated financial statements and footnotes thereto included in the section beginning on page F-1.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Total Sales	$14,441,679	$15,223,425	$11,987,991	n/a
Gross Profit	7,521,515	8,254,413	6,394,523	n/a
Comprehensive Income	1,053,959	595,989	1,121,811	n/a
Diluted Income Per Common Share	0.044	0.024	0.045	n/a

2005
Total Sales	$10,519,023	$10,736,203	$10,688,621	$14,204,193
Gross Profit	4,429,548	4,969,694	4,877,886	6,470,093
Comprehensive Income	592,989	856,453	874,109	1,215,433
Diluted Income Per Common Share	0.024	0.036	0.035	0.048

2004
Total Sales	$4,438,230	$7,605,720	$11,325,145	$12,360,825
Gross Profit	902,113	2,614,971	4,957,050	5,316,305
Comprehensive Income	155,850	23,290	598,914	526,697
Diluted Income Per Common Share	0.008	0.001	0.024	0.020

BUSINESS

Overview

We are a retail and trading company established in 1998, which focuses on the outbound China tourist retail market. We operate outlet and discount shopping centers catering principally to tourists visiting Hong Kong from other parts of China (areas of China other than Hong Kong are referred to as “mainland China”) who are brought directly to our shopping centers through a large network of travel companies and tour operators. We offer this captive group of tourists attractive prices on selected international brands in a wide range of merchandise categories such as consumer electronics, cosmetics, watches, dietary supplements, health care products and optical instruments, producing high sales volume and rapid inventory turnover. The high sales volume and rapid inventory turnover provide us with volume purchasing power, and combined with the relatively low overhead of our shopping centers strategically located in low to moderate rent districts, we have been able to quickly achieve profitability.

Virtually all of our customers are brought to our shopping centers by various mainland Chinese travel companies and travel tour operators. Through our relationships with over 100 Chinese travel companies and tour operators, our shopping centers currently receive an average of over 2,000 visitors per day, principally from mainland China. A visit to our shopping centers is an integral part of the itinerary for tourists who book tours to Hong Kong through the travel companies and tour operators with whom we have a relationship. Since shopping is a major attraction for tourists visiting Hong Kong, and because tourists usually have limited time during their visit, many of our shoppers view a visit to our shopping centers as a window of opportunity to gain access to goods that are difficult to find in mainland China or to find quality sought-after items at an attractive price. The average time each tourist spends in our shopping centers is approximately two hours.

We source products from over 110 vendors. Our strong sales volume, rapid inventory turnover and strong relationships with vendors allow us to take advantage of volume discounts and favorable trade credit terms. We carefully monitor sales trends and modify purchasing strategy to benefit from supplier discounts as a result of volume purchasing. We also benefit from favorable trade terms with our top suppliers.

Our shopping centers resemble a typical department store. However, since shoppers are transported via tour bus by the travel companies and tour operators to our store, our shopping centers need not be located on prime commercial real estate sites or have elaborate facilities. Instead, we seek shopping center locations in areas with reasonable rents and readily available parking for large tour buses. Because such locations tend not to be in the prime commercial areas of Hong Kong, the tourists that are transported to our shopping centers generally have little opportunity to shop elsewhere other than at our shopping centers during their visit. By selecting sites with very reasonable rents located in non-prime commercial areas, we are able to reduce our overhead expenses and face virtually no competition from other area retailers.

Our merchandising strategy is to provide our customers with a broad range of well known, branded products that are most popular in their respective categories, at prices consistently lower than could be obtained by our shoppers in mainland China. We seek to limit specific items in each product line to fast selling models, sizes and colors, and to focus on selling popular products at high volume. Accordingly, our product line is relatively streamlined and each shopping center only carries approximately 1,100 active stock keeping units (“SKUs”).

Market Opportunity

Growth in Chinese Outbound Tourism. Mainland China officially opened its borders in 1990, allowing its people to begin visiting the rest of the world. The number of outbound travelers from China has been rapidly growing since that time. Between 1995 and 2004, we estimate that the number of outbound travelers from China increased by an average of 20% per year. A majority of these outbound travelers are expected to visit either Hong Kong or Macao, because of a high level of interest and proximity to the mainland—visits from mainland China have been steadily increasing in the last several years, and currently, over half of Hong Kong’s tourists are from mainland China.

Because virtually all of our customers are tourists transported to our shopping centers during their visit to Hong Kong, our future growth potential is interrelated to the growth of Hong Kong’s travel and tourism industry. The Hong Kong travel and tourism industry is expected to grow at a pace in excess of 14% per annum until the year 2013.

A significant driver of this expected growth in Hong Kong tourism is the anticipated increase in mobility of mainland China residents. From 2001 to 2005, the number of travel visas granted by the Chinese government permitting international and Hong Kong travel for mainland Chinese residents increased by 181%, from 4,449,282 to 12,541,400, due in part to increased demand and relaxation of government policies restricting international and Hong Kong travel for Chinese citizens. Notably, in July 2003, as a part of an initiative to stimulate a slowing Hong Kong economy, residents of Beijing, Shanghai and the Guangdong Province were granted the ability to visit Hong Kong on an individual basis, resulting in millions of visitors to Hong Kong from mainland China, and a rapid rebound in local business. In July 2004, this scheme of individual travel visa grants was further extended to nine more cities in the Zhejiang, Jiangsu, and Fujian provinces, adding more fuel to the growth in outbound tourism to Hong Kong.

The increase in demand for international and Hong Kong travel is also driven by the rising affluence among residents of mainland China. From 2000 to 2005, the average monthly household income in mainland China increased 71.7% from the equivalent of approximately USD $757 per capita to USD $1,300 per capita. This increase is largely due to economic reforms that the Chinese government instituted in 1978. It is also notable that since these economic reforms were put in place, China has moved from being a society with relatively equal income distribution to one that is far less equal today—resembling the type of income distribution found in many Western capitalist countries. Today, the richest 10% of mainland Chinese residents earns over 18 times the income of the lowest 10% of income earners. Although average per capita income in mainland China seems modest in comparison to that of wealthy nations, both average income and the number of affluent households in mainland China have been increasing rapidly in recent years. Because of these trends, more households in mainland China have the means to afford travel and to purchase imported goods.

Hong Kong’s attractiveness as a travel destination has been enhanced by the steady increase in the number and quality of tourist attractions in Hong Kong. While Hong Kong continues to be known for its shopping, new tourist attractions have developed in recent years which include Hong Kong Disneyland, the Avenue of the Stars at the Tsim Sha Tsui waterfront, the Tung Chung cable car, the Hong Kong Wetland Park, and the Symphony of Lights. Recognizing that tourism plays an important role in the success of the Hong Kong economy, the government has spent over 31 billion Hong Kong Dollars in the development of these and other new attractions. Hong Kong Disneyland alone, which opened in September 2005, is estimated to attract approximately 3.4 million visitors in the first year of its operations. In addition, we expect that the 2008 Beijing Olympic Games will draw additional attention internationally to our region’s many tourist attractions, which is anticipated to benefit Hong Kong tourism. The Hong Kong Tourism Board has also launched a series of global publicity and promotion programs this year, designating 2006 as “Discover Hong Kong Year.”

Management believes that packaged tours will continue to be a preferred method of tourist travel by mainland China residents to Hong Kong, for cultural and economic reasons. Chinese travelers prefer to travel in groups, with the exception of the most wealthy individuals who either speak English or are accompanied by an interpreter. In addition, since most mainland Chinese travelers speak Mandarin and the predominant language in Hong Kong is Cantonese, most visitors prefer a guided tour with other Mandarin-speaking travelers. Tour group travel is also preferable to the mainland Chinese tourist because of its attractive cost, averaging USD $250 per person. In 2002, daily quota limits on tour group travel were completely abolished, and at the same time, the number of mainland China agents authorized to offer Hong Kong tours sharply increased from four to 67, leading to increased competition in the pricing and packaging of tour products. We expect this trend to continue to result in the availability of attractive tour package offerings to mainland Chinese travelers.

Growth in mainland Chinese Consumerism. Mainland China has an urban middle class of 250 million people, which is projected to grow to 400 million by the year 2010. The urban middle class enjoys considerable spending power, which goes toward services, education, health care, travel and consumer goods.

Because virtually all of our shoppers are from mainland China, our future growth potential is also interrelated to the growth in demand by mainland Chinese for products. As noted above, rising affluence in mainland China is increasing disposable income and thus fueling demand for consumer products. This increase in demand has translated into increased spending when the mainland Chinese visit Hong Kong. Chinese and international tourists spent approximately USD $580 (HKD $4,478) per visitor in Hong Kong in 2004. In 2005, these amounts increased to over USD $603 (HKD $4,663) per visitor.

Generally, the outbound Chinese tourist possesses a higher than average education and income compared to the general public in China, and thus have greater than average spending power. We believe most Chinese residents visit Hong Kong for its reputation as a “shopping paradise” rather than for its cultural and natural attractions. As a result, shopping is a major purpose for the bulk of Chinese tourists traveling to Hong Kong. Mainland visitors tend to spend the bulk of their budget on consumer goods such as apparel and electronics, and prefer to spend less on travel accommodations—budget accommodations, mainly low tariff hotels and guesthouses, are the favored accommodation choices among these tourists while staying in Hong Kong. These visitors stay an average of 3.46 nights.

Based on our experience and feedback from our shoppers, we believe that mainland Chinese consumers generally regard products made by Hong Kong or foreign companies with a higher degree of confidence, as compared to mainland Chinese brands. As such, we have found that our mainland Chinese shoppers frequently prefer Hong Kong or foreign brands. However, due to significant mainland Chinese import duties and sales taxes, persons living in mainland China often find that such Hong Kong or foreign branded products are more expensive to purchase in mainland China than if they purchased in Hong Kong and brought back to mainland China with them. Thus, many mainland Chinese perceive the prices for Hong Kong and foreign products to be significant bargains when purchased in Hong Kong. Additionally, because of the prevalence of counterfeiting in mainland China, many of our shoppers believe that products purchased in Hong Kong (where counterfeiting is perceived to be less prevalent) are more likely to be authentic.

We believe that we are uniquely positioned to take advantage of both the growth in Hong Kong tourism and mainland Chinese consumerism. The growth in Hong Kong tourism will provide us with more and more potential shoppers while the growth in mainland Chinese consumerism will allow us to sell more and more products to our shoppers. We are poised to take advantage of this growing market by planning on adding more shopping centers, expanding our product offerings and entering into more strategic relationships with more travel companies and tour operators.

Our Shopping Centers

Our shopping centers range in size from 13,000 square feet to 20,000 square feet and our floor plans resemble a typical department store. Because shoppers are transported via tour bus by the travel companies and tour operators to our store, our shopping centers are not elaborate facilities located on prime commercial real estate sites, but rather, we operate cost effective facilities in locations with reasonable rents and readily available parking for large tour buses. Tourists that are brought to our shopping centers generally have little opportunity to shop elsewhere other than at our shopping centers during their visit. By selecting sites with very reasonable rents located in non-prime commercial areas, we maintain low overhead expenses and reduce our exposure to competition from other retailers located in the city.

We currently operate three shopping centers in Hong Kong:

•	Super Star Department Store. This shopping center has approximately 20,000 square feet of floor space and is located in the area in Hong Kong known as To Kwa Wan.

•	Hong Kong (Duty Free) Centre. This shopping center has approximately 20,000 square feet of floor space and is located in Whampoa Garden, in Hung Hom, close to convenient transportation centers.

•	Golden Bauhinia Duty Free. This facility has approximately 13,000 square feet of floor space, and is located near the Wong Tai Sin Temple in Wong Tai Sin.

At each of our shopping centers, we strive to provide our shoppers with a unique shopping experience through user-friendly store formats and high quality customer service. We employ approximately 230 highly trained salespersons in our shopping centers. Our salespersons are trained to have in-depth product knowledge so that they can answer questions, conduct product demonstrations, and offer suggestions to customers for additional, supplementary products available for purchase. Many of our salespersons are multi-lingual and are able to communicate with our shoppers in multiple languages and dialects. Our stores operate from 10 am to 7 pm each day.

We sell internationally branded products of high quality, including high end consumer electronics and prestige cosmetics imported from Europe and Japan. In addition to cosmetics, our product line also includes personal electronics, health products, and golden ornaments, which are the categories of products most sought after by mainland Chinese tourists.

All products sold at our stores are guaranteed to be authentic products from the original manufacturers. We provide out customers with a 14-day full refund policy, and an optional three-year repair service to cover certain appliances.

Our Customers

Virtually all of our customers are tourists from mainland China who are visiting Hong Kong through organized tour packages. Our shoppers are from all parts of mainland China, including Beijing, Shanghai, Tianjin, Shanxi, Shandong, Neimenggu, Sichuan, Gansu, Jilin, Anhui, Jiangxi, Jiangsu, and Yunnan. A visit to our shopping centers is part of the itinerary for all tourists that book tours to Hong Kong through the travel companies and tour operators with whom we have a relationship and such travel companies and tour operators transport such tourists directly to our shopping centers. Since one of the major draws for visiting Hong Kong is shopping and since the typical Hong Kong tourist has limited shopping time, most of our shoppers view a visit to our shopping centers as an opportunity to gain access to goods that are difficult to find in mainland China or to find goods at an attractive price. The average time each tourist spends in our shopping centers is approximately two hours.

The mainland Chinese shopper has unique characteristics, behavior and expectations that set them apart from shoppers from other countries. Based on our many years of experience dealing with the mainland Chinese, we have developed specialized knowledge of what products and features are in high demand among our shoppers, and we understand how to best treat our customers and position our products to maximize sales. We believe that this cultural expertise is one of our key advantages.

In 2005, we had an average of 1,250 tourists per day visiting our shopping centers. During the first quarter of 2006, we averaged 2,130 visitors per day. In the second quarter, we received an average of 2,300 visitors per day to our stores.

Our Relationship with Travel Companies and Tour Operators

We have a strong relationship with over 100 Chinese travel companies and tour operators including the following major tour operators, which in the first part of 2006, held over 80% of the market share for mainland China outbound travel to Hong Kong:

Good Friendship (Hong Kong) Limited

Golden Win International Travel Services Limited

Harvest International Travel Services Limited

Million Tour Limited

Golden Fortress Tour Limited

Federal Hong Kong Holdings Limited

Amsito Travel Services Limited

Superlink Travel Company Limited

Wah Wing Travel Services Limited

We have arrangements with these and other tour operators, under which we pay a commission based on the sales volume generated from each tour. A commission is ordinarily paid to the tour operators within one week after sales are made.

Products We Sell

Our merchandising strategy is to provide our customers with a broad range of well known, branded products that are the most popular in their respective categories, at prices consistently lower than could be obtained by our shoppers in mainland China. We seek to limit specific items in each product line to fast selling models, sizes and colors, focusing on selling popular products at high volume. As such, our product line is relatively streamlined and each shopping center only carries approximately 1,100 SKUs.

International and Local Brands. The principal categories of products we sell include electronics, watches, cosmetics, health care products and optical instruments.

Product Research and Development. We plan to develop our own brands of popular electronic devices, such as MP3 players and digital cameras. Management believes the development of these products, if successful, will enhance our profitability and ability to compete in our market segment.

All consumer electronics products sold at our shopping centers are guaranteed by our suppliers and exclusive agents to be authentic manufacturer’s products. Commencing on April 1, 2006, we have instituted a policy of stamping receipts for the products we sell with a specially designed logo in order to provide our customers assurance of authenticity, and that the products purchased through our stores have been supplied by authorized dealers. We have tailored and expanded our product offerings to meet the requirements of our clients from mainland China, including exclusive models supplied by Panasonic, JVC, Samsung, Olympus, Pentax, Rollei, and Konica Minolta. The products we sell generally come with a 14 day full-refund return policy and a standard manufacturer’s warranty.

Sources of Products We Sell

Purchasing from Suppliers and Manufacturers. We source products from over 110 suppliers and manufacturers. We have developed strong and long-term relationships with our top five suppliers and many of these suppliers have been working with us or our executives for nearly 20 years. We have experienced little to no turnover with our primary vendors in the past. Since most of the products we sell are generally available from more than one manufacturer, we secure secondary sources for most of our top selling products. As a result, we have not experienced any difficulty in obtaining sufficient quantities of merchandise and believe that if one or more of our current sources of supply became unavailable, we would be able to obtain alternative sources without experiencing a substantial disruption of our business.

Our strong sales volume, rapid inventory turnover and strong relationships with suppliers allow us to take advantage of volume discounts and favorable trade credit terms. We carefully monitor sales trends and modify purchasing strategy to benefit from supplier discounts as a result of volume purchasing. We benefit from favorable trade terms resulting in payables of 90 to 150 days with our top suppliers.

Partnerships and Affiliation Arrangements. In addition to purchasing from suppliers, we have entered into partnerships and affiliate arrangements with retailers, manufacturers and distributors of our products.

In 2004 our wholly-owned subsidiary, Manigood International Industrial Limited, entered into an alliance with Good Merit International Enterprise Limited, conducting business as the “Bonjour Group,” a publicly traded company which is the largest cosmetics and skin care retailer in Hong Kong. The Bonjour Group has a significant market share in the PRC cosmetics and skin care market. In 2005, its revenues from its PRC customers at our Hong Kong (Duty Free) Center was approximately USD $2.6 million. Under our agreement with the Bonjour Group, the initial term of which continues until September 2007, we act as primary tenant, and permit the Bonjour Group to operate within our space, occupying approximately 30% of the floor space at our Hong Kong (Duty Free) Center in Whampoa Garden. We benefit from the presence of an internationally known cosmetics retailer in our store, and the Bonjour Group pays an agreed portion of certain operating expenses including personnel costs, tenant improvements and remodeling, management fees, utilities, and payments to tour operators.

We have a business alliance with the Shun Hing Group, which is one of the largest distributors of electronics worldwide. The Shun Hing Group is an authorized dealer of international brands such as Panasonic and JVC. Our alliance with the Shun Hing Group permits us access to deep volume discounts, as well as exclusive models sold only through our stores. The Shun Hing Group works with us to provide and set up branded sales counters in our stores.

Trading Operations for Excess Inventory

Because of our strong sales volume, rapid inventory turnover and strong relationships with our suppliers, we frequently can negotiate to purchase an amount of products in excess of what we can sell in our shopping centers at substantial discounts. We have taken advantage of our ability to purchase products at such volume discounts by selling a portion of such products to other retail businesses for a quick profit. We operate such trading operations through two of our wholly owned subsidiaries, Raffle Limited and Sure Profits Trading Limited. Both subsidiaries sell products from suppliers to retailers throughout Southeast Asia, Hong Kong and mainland China. Our subsidiary Raffle Limited sells (based on 2005 figures) approximately 18% of its products purchased to other retailers, supplying our shopping centers with the balance of the products. Our subsidiary Sure Profits Trading Limited sells (based on 2005 figures) approximately 12% of its products purchased to other retailers, supplying our shopping centers with the balance of the products. This business generated approximately 2.2% of our total gross profits for 2005.

Management Information Systems

We have invested considerably in our management information systems, which we consider to be important in enabling us to effectively operate and manage our business. We have developed an in-house supply chain system that fully manages wholesale sales, inventory management, logistics and procurement. Our system, which has been in development for over five years, is capable of processing millions of transactions without significant infrastructure alterations and capital investment. Our information management system is capable of handling a large product line, and provides us real time control over our inventory, logistics, procurement processes and sales activity. We continue to develop our information systems to efficiently update our database of products, streamline our inventory management and provide financial reporting capabilities to aid in decision making. Our current software platform is significantly scalable and will allow us to achieve substantial growth with limited additional capital expenditures.

Our software operates on several hardware platforms, including four servers and 61 PCs. Our primary operating and application software is Microsoft-based. Our business management software is programmed in Microsoft Visual Foxpro and SQL. Our systems are updated and maintained by two in-house professionals. These professionals are trained in various programming languages including Microsoft SQL, Visual Foxpro, and Visual Basic.

We currently employ a point-of-sale system which allows our management to monitor our sales and inventory levels in real time. Our systems allow us to adjust our strategy and pricing in response to changing market conditions. For example, our system allows us to make real time inventory inquiries and prepare comprehensive reports of sales activity for analysis by management. Our system includes over 30 modules for back office management, such as stock transfer (transfer of inventory), purchase order management, sales invoicing, and day-end and month end processes.

Our inventory management system was developed and has been in operation since 2000. Our inventory management system allows us to minimize the use of warehouse storage. In addition, our system provides for extensive flexibility to locate inventory on hand, estimate product delivery time and order out-of-stock items. In order to support the anticipated rapid growth in sales, we have immediate plans to invest at least USD $120,000 to further enhance our inventory system, within the next 12 months.

Product Pricing

In general, we attempt to price our products competitively and at a discount to most price points in the consumer retail industry. Our pricing system is relatively flexible, in that our store managers have control over product pricing in the stores they manage. We hold monthly and weekly meetings with our store managers to evaluate our pricing strategies, gross profit levels, and the performance of our sales force.

Seasonality

We are subject to more seasonality that typical retailers. We generally experience increases in sales during the summer months, as travel and tourist activity increases. On the other hand, we generally experience a decrease in sales during the winter months when there are fewer travelers. We typically experience three peak periods, when tourist activity usually increases: the Chinese New Year, Golden Week (starting in the 1st week of May), and National Day (People’s Republic of China) on October 1.

Competition

The retail industry is highly competitive and fragmented among a large number of retailers, wholesalers, direct marketers and other sellers. We believe we hold a dominant position in the rapidly growing travel retail market in Hong Kong, which is regarded as a specialized segment of the overall consumer retail market. We have developed this position over several years by forming strong relationships with travel agencies and tour operators, and accruing experience in the market in which we specialize. Currently we believe only one other firm in Hong Kong presents us with any significant competition, who we estimate has 10% of the PRC tourist retail market in Hong Kong.

Our Growth Strategy

We plan to expand our business and increase sales and profitability by:

•

opening new shopping centers within Hong Kong and eventually expanding and duplicating our business in Hong Kong into other Southeast Asian countries, which may include Taiwan, Macau, Singapore and/or Malaysia;

•	further developing relationships with tour companies and operators to increase traffic to our retail stores;

•	entering into strategic partnerships with exclusive agents who supply us with products, and continue to negotiate for volume discounts;

•	broadening and expanding our product offerings and product lines;

•	offering delivery services to mainland Chinese purchasers of big-ticket items such as plasma televisions;

•	expanding our range of clientele to include independent travelers in addition to package tour customers;

•	further developing and enhancing our marketing efforts through tourist publications targeting our mainland China clientele;

•	further improving and enhancing the customer buying experience to encourage frequent repeat visits and generate customer referrals;

•	investing in the development of our own private label brands;

•	seeking acquisitions of complimentary businesses in the tourism industry; and

•	developing other travel-related revenue opportunities using our customer base.

Our goal is to continue to strengthen our position as a retailer catering to mainland Chinese travelers, and to expand into new travel retail markets throughout Asia.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision with regard to our securities. The statements contained in or incorporated into this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We face intense competition and operate in an industry with limited barriers to entry, and some of our competitors may be better positioned to capitalize on the rapidly growing retail sector in our geographic area.

The retail sector, in our geographic area, is rapidly evolving and intensely competitive. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical, management and other resources than we do. In addition, some of our competitors have used and may continue to use aggressive pricing or carry a larger inventory than we do. We expect that competition will further intensify in the future. Because barriers to entry are limited, current and new competitors may open retail locations that will compete with ours.

We believe that the primary competitive factors in the retail sector include brand recognition, price, shipping offers, product selection, product availability and customer service. We currently compete against other retailers within the specialized niche of travel retail in Asia.

We may also experience significant competitive pressure if any of our suppliers were to initiate their own retail operations in the locations we serve. Since our suppliers have access to merchandise at very low costs, they could sell products at lower prices and maintain a higher gross margin on their product sales than we can. In this event, our current and potential customers may decide to purchase directly from these suppliers. Increased competition from any supplier capable of maintaining high sales volumes and acquiring products at lower prices than us could significantly reduce our market share and adversely impact our financial results.

We compete not only for customers, but also for favorable product allocations from product manufacturers. Some of our competitors could enter into exclusive distribution arrangements with our suppliers and deny us access to their products and devote greater resources to marketing and promotional campaigns.

The seasonality of our business places increased strain on our operations.

We generally experience increases in sales during the summer months, as travel and tourist activity increases. On the other hand, we generally experience a decrease in sales during the winter months when there are fewer travelers. In addition, if we are unable to meet customer demand for our products during these peak periods, our revenues and future growth could be adversely affected. Furthermore, we may be unable to adequately staff our retail outlets and warehousing operations during these periods.

Our future operating results may fluctuate and cause the price of our common stock to decline.

We expect that our revenues and operating results will continue to fluctuate significantly from quarter to quarter due to various factors, many of which are beyond our control. The factors that could cause our operating results to fluctuate include, but are not limited to:

•	seasonality of the business;

•	price competition from other retailers;

•	general price increases by suppliers and manufacturers;

•	our ability to maintain and expand our distribution relationships;

•	increases in the cost of advertising;

•	unexpected increases in shipping costs or delivery times;

•	our ability to build and maintain customer loyalty;

•	the introduction of new services, products and strategic alliances by us and our competitors;

•	the success of our brand-building and marketing campaigns;

•	government regulations, changes in tariffs, duties, and taxes;

•	our ability to maintain, upgrade and develop our retail stores;

•	changes in our store leasing costs;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; and

•	general economic conditions as well as economic conditions specific to the retail sector.

If our quarterly revenues or operating results fall below the expectations of investors or securities analysts, the price of our common stock could significantly decline.

Our efforts to successfully develop private label brands are costly and may not generate corresponding revenues.

Developing private label brands is an important part of our strategy to build future revenue and achieve higher profit margins. Accordingly, we intend to continue to invest in the development of our own brand of products in selected categories. These initiatives require significant expenditures. If we are unsuccessful in our development efforts, we may not be able to recover these expenses or increase our revenues or margins.

To promote our private label brands in response to competitive pressures, we may increase our marketing budget or otherwise increase our financial commitment to creating and maintaining brand loyalty among our customers. We cannot be certain that our advertising efforts will be a successful means of attracting customers or that this allocation of resources will provide additional revenues commensurate with this dedication of our resources. If we fail to promote and maintain our brand, or if we incur excessive expenses attempting to promote and maintain our brand, our business may be adversely affected.

We depend on our relationships with tour companies to bring customers to retail locations, and losing these sources would adversely affect our revenues and financial results.

We attract retail traffic by entering into arrangements with tour companies who schedule shopping tours with their customers. In order to maintain a flow of tourist traffic, we must continually monitor and maintain our relationships with the tour companies with whom we do business. If the tour companies modify or terminate their relationship with us, we could lose customers and traffic in our retail stores which could adversely affect our revenues and financial results.

If we fail to offer a broad selection of products and brands that customers find attractive, our revenues could decrease.

In order to meet our strategic goals, we must successfully offer, on a continuous basis, a broad selection of appealing products that reflect our customers’ preferences. Consumer tastes are subject to frequent, significant and sometimes unpredictable changes. To be successful in our line of business, our product offerings must be broad and deep in scope and affordable to a wide range of consumers whose preferences may change regularly. We cannot predict with certainty that we will be successful in offering products that meet these requirements. If our product offerings fail to satisfy customers’ tastes or respond to changes in customer preferences, our revenues could decline. In addition, any failure to offer products that satisfy customers’ preferences could allow our competitors to gain market share.

If we do not successfully optimize and operate our retail locations, our business could decline.

If we do not successfully operate our retail locations, this could significantly limit our ability to meet customer demand. Because it is difficult to predict demand, we may not manage our facilities optimally, which may result in excess or insufficient inventory, and distribution capacity. A failure to optimize inventory will increase our net shipping cost by requiring us to make long-distance shipments or partial shipments from different locations. As we continue to add warehouse capability or add new businesses with different inventory management requirements, operating our inventory management system becomes more challenging and there can be no assurance that we will be able to operate our system effectively.

We have limited control over the actions of our distributors, retailers or their vendors.

We rely on distributors for the sale of our branded products, and those distributors maintain inventory and prepare merchandise for shipment to retailers and individual customers. We have limited control over the products that our distributors purchase or keep in stock, and our arrangements with our distributors do not require them to set aside any amount of inventory to satisfy demand. Our distributors may not accurately forecast the products that will be in high demand. In addition, we have limited control over their sales process, shipping and order processing procedures. Although we have not experienced disruptions in the past, nor do we presently foresee possible disruptions in the near future, a widespread inability of our distributors to successfully supply our branded products, if it occurred, would substantially harm our business.

We are dependent upon third parties for significant functions, and if these functions or operations are interrupted for any significant period of time or if we experience other problems with our third-party service providers, our business would be substantially harmed.

In addition, we rely upon third party tour operators for a large portion of our customer flow. As a result, we are subject to cancellations and disruptions due to factors that are beyond our control, including employee strikes and inclement weather. Further, increased fuel costs may adversely affect tourist traffic. If cooperating tour companies were to experience cancellations and disruptions, this could negatively affect our sales revenue.

We rely on foreign sources for the supply of many of the products we sell.

We rely on long term supply relationships with several manufacturers in the PRC, and in the future may rely upon supply relationships with other foreign sources. Regional disruptions relating to political or environmental conditions could cause shipping delays, which could interfere with our ability to supply our customers and harm our financial results. A significant breakdown in the manufacturing process or among suppliers could result in product shortages, and our revenues could decline due to the loss of these suppliers and manufacturers.

Our ability to manage our future growth is uncertain.

We are currently anticipating a period of growth as a result of our corporate growth strategy, which aims to among other things, further develop our distribution channels, expand our merchandise offerings, leverage our customer database, reach new customer segments, and increase traffic. In pursuing these objectives, the resulting strain on our managerial, operational, financial and other resources could be significant. Success in managing such expansion and growth will depend, in part, upon the ability of senior management to manage effectively. Any failure to manage the anticipated growth and expansion could have a material adverse effect on our business.

Our operations are based, to a certain extent, on the successful integration of certain supply chain and operating technologies. Our inability to integrate these technologies may negatively impact our ability to effectively manage inventory, and may harm our business and operating results.

We rely on certain hardware and software systems, purchased from a third-party and customized by our technicians, to perform vital functions with respect to our operations. In addition, we rely upon hardware and software systems for warehouse management. Our inability to properly operate, implement or integrate these technologies will negatively impact our product supply chain and may harm our business and operating results.

Increased product returns will decrease our revenues and impact profitability.

We make allowances for product returns in our financial statements based on historical return rates. In order to keep product returns low or at our estimated rates, we continuously monitor product purchases and returns and may change our product offerings based on the rates of returns. If our actual product returns significantly exceed our allowances for returns, especially as we expand into new product categories, our revenues and profitability could decrease. In addition, because our allowances are based on historical return rates, the introduction of new merchandise categories or new products, changes in our product mix or other factors may cause actual returns to increase. Any new policies intended to reduce the number of product returns may result in customer dissatisfaction and fewer repeat customers.

Our growth and operating results could be impaired if we are unable to meet our future capital needs.

We may need to raise additional capital in the future to:

•	fund more rapid expansion;

•	acquire or expand into new retail locations, warehousing facilities or office space;

•	maintain, enhance and further develop our information technology systems;

•	develop new product categories or enhanced services;

•	fund acquisitions; or

•	respond to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. Furthermore, any new securities could have rights, preferences and privileges senior to those of our common stock. We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures.

The loss of key members of our executive management could negatively affect our business.

We depend on the continued services and performance of our executive management and other key personnel, in particular, Danny Sau Kwong Leung, our Chief Operating Officer, and Alex Chun Shan Yue, our Chief Executive Officer and Chairman of our board of directors. The loss of any of these executive officers or other key persons could harm our business. For instance, the recent departure of our former Chief Executive Officer, Ricky Kee Kwong Tsoi, may impose increased demands on our executive management team who will assume the duties and responsibilities formerly handled by Mr. Tsoi.

We may be adversely affected by the financial health of the retail industry in Asia.

We are subject to broad economic factors that drive consumer spending and maintain the health of the retail industry in Asia. These factors include, but are not limited to, unemployment rates, consumer credit levels, consumer confidence, and household discretionary income. If any of these or other economic factors should erode, consumer spending would fall and the Asian retail industry would suffer a downturn. Consequently, our earnings would be adversely impacted by lower sales.

We may be adversely affected by the trend towards retail trade consolidation.

As we pursue our retail distribution strategy, our sales will be contingent upon favorable wholesale prices that we can obtain from retailers. If retailers merge or the retail industry consolidates, the larger, combined retailers will have significant pricing power because of the sheer size of their retail networks. As a result, we may not be able to obtain reasonable prices for our products. Consequently, our margins would decline and our results of operations would be reduced. There can be no assurance that we will be able to obtain reasonable wholesale prices for our products under a scenario where retailers merge and consolidate into larger entities.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

All of our business operations are currently conducted in Hong Kong, under the jurisdiction of the PRC government. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Our operating subsidiaries in Hong Kong are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in Delaware and do not have any assets or conduct any business operations other than through the operations of our subsidiaries in Hong Kong. As a result of our holding company structure, we rely entirely on dividend payments from our subsidiaries. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we are unable to receive all of the revenues from our operations through contractual or dividend arrangements, we may be unable to pay dividends to our stockholders.

Fluctuation in the value of RMB and Hong Kong Dollar relative to other currencies may have a material adverse effect on our business and/or an investment in our shares.

The value of RMB and Hong Kong Dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Although the exchange rate between RMB and the U.S. dollar has been effectively pegged by the People’s Bank of China since 1994, and the rate between the Hong Kong Dollar has been pegged to the U.S. dollar since 1983, there can be no assurance that these currencies will remain pegged to the U.S. dollar, especially in light of the significant international pressure on the Chinese government to permit the free floatation of the RMB, which would result in fluctuations in the exchange rate between the RMB and the U.S. dollar, and other geopolitical factors If the RMB were to increase in value against the dollar, for example, mainland Chinese consumers would experience a reduction in the relative prices of goods and services, which may translate into a positive increase in sales. On the other hand, a decrease in the value of the RMB against the dollar would have the opposite effect. In addition, a strengthening of the U.S. dollar against the Hong Kong Dollar, if it occurred, would adversely affect the value of your investment.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of SARS or another epidemic or outbreak. China reported a number of cases of SARS in the spring of 2003, which severely impacted the tourism industry for many months. Any prolonged recurrence of SARS or other adverse public health developments in China could negatively impact tourism in Hong Kong, which would have a material adverse effect on our business operations. For instance, health or other government regulations adopted in response may require temporary travel restrictions, or even closure of our facilities or offices. Such closures would severely disrupt our customer flow and business operations, and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS or any other epidemic.

Risks Related to an Investment in Our Securities

We will need additional capital, which may not be accessible on attractive terms or at all.

We anticipate that we will need to raise additional funds in the future through public or private financing. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and the terms of our existing indebtedness. The terms of our senior convertible debentures limit our ability to incur additional debt because any such additional debt we incur, other than a limited senior credit facility, must be contractually subordinated, as to payment and liquidation, to the payment in full of the debentures. We cannot assure you that we will be able to raise additional funds on terms favorable to us or at all. If we raise additional funds through the sale of equity or convertible debt securities, your ownership percentage of our common stock will be reduced. In addition, any such transactions may dilute the value of our common stock. We may have to issue securities that have rights, preferences and privileges senior to our common stock. The terms of any additional indebtedness may include restrictive financial and operating covenants that would limit our ability to compete and expand. Our failure to obtain any required future financing could materially and adversely affect our financial condition.

Conversion of the debentures into shares of our common stock will dilute the ownership interests of existing stockholders, including holders who will have already converted their debentures.

The conversion of some or all of the debentures into our shares of our common stock will dilute the ownership interests of existing stockholders. Any sales in the public market of the shares of common stock issuable upon such conversion could adversely affect prevailing market prices of our shares of common stock. In addition, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could depress the price of our shares of common stock.

To date, we have not paid any cash dividends and no cash dividends will be paid in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future and we may not have sufficient funds legally available to pay dividends. Even if the funds are legally available for distribution, we may nevertheless decide not to pay any dividends. We presently intend to retain all earnings for our operations.

The application of the “penny stock” rules could adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

If our stock becomes quoted on an exchange, as long as the trading price of our common shares is below $5 per share, the open-market trading of our common shares will be subject to the “penny stock” rules. The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell our common shares, and may result in decreased liquidity for our common shares and increased transaction costs for sales and purchases of our common shares as compared to other securities.

Our common shares are not currently traded at high volume, and you may be unable to sell at or near ask prices or at all if you need to sell or liquidate a substantial number of shares at one time.

We cannot predict the extent to which an active public market for its common stock will develop or be sustained. However, the Company does not rule out the possibility of applying for listing on the Nasdaq Capital Market or other markets.

Our common shares are currently traded, but currently with low volume, based on quotations on the “Over-the-Counter Bulletin Board”, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is still relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that trading levels will be sustained.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the future volatility of our share price.

Our corporate actions are substantially controlled by our principal stockholders and affiliated entities.

Our principal stockholders and their affiliated entities own approximately 80% of our outstanding ordinary shares, representing approximately 80% of our voting power. These stockholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. In addition, because of the percentage of ownership and voting concentration in these principal stockholders and their affiliated entities, elections of our board of directors will generally be within the control of these stockholders and their affiliated entities. While all of our stockholders are entitled to vote on matters submitted to our stockholders for approval, the concentration of shares and voting control presently lies with these principal stockholders and their affiliated entities. As such, it would be difficult for stockholders to propose and have approved proposals not supported by management. There can be no assurances that matters voted upon by our officers and directors in their capacity as stockholders will be viewed favorably by all stockholders of the company.

The elimination of monetary liability against our directors, officers and employees under Delaware law and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our certificate of incorporation do not contain any specific provisions that eliminate the liability of our directors for monetary damages to our company and stockholders, however we are prepared to give such indemnification to our directors and officers to the extent provided by Delaware law. We may also have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and stockholders.

Legislative actions, higher insurance costs and potential new accounting pronouncements may impact our future financial position and results of operations.

There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may potentially be new accounting pronouncements or additional regulatory rulings that will have an impact on our future financial position and results of operations. The Sarbanes-Oxley Act of 2002 and other rule changes as well as proposed legislative initiatives following the Enron bankruptcy are likely to increase general and administrative costs and expenses. In addition, insurers are likely to increase premiums as a result of high claims rates over the past several years, which we expect will increase our premiums for insurance policies. Further, there could be changes in certain accounting rules. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

Past activities of the company and its affiliates may lead to future liability for the company.

Prior to our entry into the Agreement and Plan of Share Exchange on June 22, 2006, our subsidiaries have been engaged in operations. Although for a period of two years after the Closing Date the major stockholders of our predecessor entities will indemnify the Company against any loss, liability, claim, damage or expense arising out of or based on any breach of or inaccuracy in any of their representations and warranties made in the Share Exchange Agreement, any liabilities relating to such prior business against which the Company is not completely indemnified may have a material adverse effect on the Company.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because our subsidiaries are incorporated in non-U.S. jurisdictions, we conduct substantially all of our operations in China, and all of our officers reside outside the United States.

Although we are incorporated in Delaware, we conduct substantially all of our operations in China through our wholly owned subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

As a result of all of the above, our public stockholders may have more difficulty in protecting their interests through actions against our management, directors or major stockholders than would stockholders of a corporation doing business entirely within the United States.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 10-KSB for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our stock. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by SEC have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur, or the timing of such costs.

We effected a one-for-four reverse stock split of our common stock on November 30, 2006; there can be no assurance that the bid price of our common stock will be appropriately and adequately adjusted following the reverse split, and a loss of liquidity may result.

Following effectiveness of our reverse stock split on November 30, 2006, there can be no assurance that the bid prices of our common stock will continue at a level in proportion to the number of outstanding shares resulting from the reverse split. For example, based on the closing price of our shares on the OTC Bulletin Board on August 31, 2006 of $0.35 per share, following the reverse split at a one-for-four ratio, there can be no assurance that the post-split market price of our common stock would be $1.40 or greater. Accordingly, the total market capitalization of our common stock following the reverse split may be lower than the total market capitalization before the reverse split. Additionally, the liquidity of our common stock may be adversely affected by the number of outstanding shares of common stock after the reverse split. Although the board of directors believes that a higher per-share stock price may help generate investor interest, there can be no assurance that the reverse split will result in a per-share price that will attract institutional investors or investment funds, or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the decreased liquidity that may result from having fewer shares outstanding may not be offset by increased investor interest in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus, other than statements of historical facts, that address future activities, events or developments, are forward-looking statements, including, but not limited to, statements containing the words “believe,” “anticipate,” “expect” and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results will conform to the expectations and predictions of management is subject to a number of risks and uncertainties that may cause actual results to differ materially. Such risks are summarized on page 2, in the section entitled “Risk Factors” on page 15, and in our previous SEC filings.

Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling security holders. All proceeds from the sale of the shares offered under this prospectus will be for the account of the selling security holders, as described below in the sections entitled “Selling Security Holders” and “Plan of Distribution.” With the exception of any brokerage fees and commission which are the obligation of the selling security holders, we are responsible for the fees, costs and expenses of this offering which are estimated to be $183,908, which includes our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses.

DIVIDEND POLICY

We do not currently intend to pay any cash dividends in the foreseeable future on our common stock and, instead, intend to retain earnings, if any, for future operation and expansion. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

SELLING SECURITY HOLDERS

The following table provides information with respect to the selling security holders’ beneficial ownership of our securities as of the date of this prospectus. The number and percentage of shares beneficially owned by each selling security holder that may be offered using this prospectus is based on 24,535,620 shares of common stock outstanding as of October 2, 2006 and determined in accordance with Rule 13d-3 of the Exchange Act. The information contained in the table below is not necessarily indicative of beneficial ownership for any other purpose. We believe that each individual or entity named has sole investment and voting power with respect to the securities indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted. The selling security holders listed in the table below may have transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares since the date on which the information in the table below is presented. Information about the selling security holders may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, as required.

The selling security holders can offer all, some or none of their shares of our common stock, thus we have no way of determining the number they will hold after this offering. Therefore, we have prepared the table below on the assumption that the selling security holders will sell all shares covered by this prospectus. None of the selling security holders are affiliates of us, nor have any of them had a material relationship with us during the past three years, except that Maxim Group and Chardan Capital Markets acted as our placement agents in our private placement of the debentures and warrants on October 6, 2006. In addition to cash compensation paid to our placement agents, we issued them warrants for the purchase of up to a maximum of 319,781 shares of our common stock, with an exercise price ranging from $0.8448 to $1.1616 per share.

Until October 2007, we have granted Maxim Group LLC a right of first refusal to act as lead underwriter or minimally as a co-manager for any and all future public and private equity and debt offerings.

Other than the placement agents, none of the selling security holders are or were affiliated with registered broker-dealers. See “Plan of Distribution.”

On October 6, 2006, we issued and sold $3,069,895 principal amount of senior convertible debentures in a private placement to fourteen accredited investors. These securities were offered in reliance on an exemption from the registration requirements of the Securities Act of 1933 under Regulation D. The debentures have a three year term, and are convertible into a maximum of 3,997,259 shares of our common stock.

On October 6, 2006, we issued warrants to investors that are exercisable for up to a maximum of 1,998,630 shares of our common stock with an exercise price ranging from $0.8448 to $1.1616 per share, which is adjustable based upon the conversion price of the debentures. These securities were offered to accredited investors in reliance on an exemption from the registration requirements of the Securities Act of 1933 under Regulation D. The warrants are exercisable for a five-year period commencing on October 6, 2006.

On October 6, 2006, we issued, in connection with the financing and pursuant to the exemption from the registration requirements of the Securities Act under Regulation D, warrants to the placement agents for the purchase of up to 319,781 shares of our common stock, with an exercise price ranging from $0.8448 to $1.1616 per share. These securities were offered to accredited investors in reliance on an exemption from the registration requirements of the Securities Act of 1933 under Regulation D. The warrants issued to the placement agents are exercisable for a five-year period commencing on October 6, 2006.

Number of Shares Beneficially Owned After Offering

Selling Security Holder	Shares Held Prior to Offering		Shares to be Sold in Offering	Shares Held After Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
FCC LTD HERE TEL AVIV	195,254	(1)	195,254	0	0%
YARON ADLER INVESTMENTS	38,965	(2)	38,965	0	0%
MLR CAPITAL OFFSHORE MASTER	488,281	(3)	488,281	0	0%
MONARCH CAPITAL FUND LTD.	195,313	(4)	195,313	0	0%
CHAYA D. SIEGFRIED	19,531	(5)	19,531	0	0%
GARY GELBFISH AS CUSTODIAN FOR EZRIEL M. GELBFISH	191,406	(6)	191,406	0	0%
GARY GELBFISH AS CUSTODIAN FOR ISAAC M. GELBFISH	191,406	(7)	191,406	0	0%
ELISHEVA J. GELBFISH	191,406	(8)	191,406	0	0%
SARA Y. GELBFISH	191,406	(9)	191,406	0	0%
MIRIAM A. GELBFISH	191,406	(10)	191,406	0	0%
LONGVIEW FUND, LP	976,562	(11)	976,562	0	0%
KERSMOUNT INVESTMENTS LIMITED	937,500	(12)	937,500	0	0%
WAH TIMOTHY LAM	1,015,625	(13)	1,015,625	0	0%
EVEREST SPECIAL SITUATIONS FUND	1,171,826	(14)	1,171,826	0	0%
MAXIM PARTNERS LLC	191,868	(15)	191,868	0	0%
CHARDAN CAPITAL MARKETS, LLC	127,912	(16)	127,912	0	0%

Total:	6,315,669		6,315,669	0	0%

(1)	Shares being registered include up to 130,169 shares of common stock underlying a senior convertible debenture, and up to 65,085 shares of common stock underlying a warrant. Cash received from the debentures issuance was $99,970. The individual person who possesses or shares the power to dispose of these shares is Yakov Reizman.
(2)	Shares being registered include up to 25,977 shares of common stock underlying a senior convertible debenture, and up to 12,988 shares of common stock underlying a warrant. Cash received from the debentures issuance was $19,950. The individual person who possesses or shares the power to dispose of these shares is Chirag Choudhary.
(3)	Shares being registered include up to 325,521 shares of common stock underlying a senior convertible debenture, and up to 162,761 shares of common stock underlying a warrant. Cash received from the debentures issuance was $250,000. The individual person who possesses or shares the power to dispose of these shares is Ryan Rapp.
(4)	Shares being registered include up to 130,208 shares of common stock underlying a senior convertible debenture, and up to 65,104 shares of common stock underlying a warrant. Cash received from the debentures issuance was $100,000. The individual person who possesses or shares the power to dispose of these shares is Solomon Eisenberg.
(5)	Shares being registered include up to 13,021 shares of common stock underlying a senior convertible debenture, and up to 6,511 shares of common stock underlying a warrant. Cash received from the debentures issuance was $10,000.
(6)	Shares being registered include up to 127,604 shares of common stock underlying a senior convertible debenture, and up to 63,802 shares of common stock underlying a warrant. Cash received from the debentures issuance was $98,000. The individual person who possesses or shares the power to dispose of these shares is Gary Gelbfish.

(7)	Shares being registered include up to 127,604 shares of common stock underlying a senior convertible debenture, and up to 63,802 shares of common stock underlying a warrant. Cash received from the debentures issuance was $98,000. The individual person who possesses or shares the power to dispose of these shares is Gary Gelbfish.
(8)	Shares being registered include up to 127,604 shares of common stock underlying a senior convertible debenture, and up to 63,802 shares of common stock underlying a warrant. Cash received from the debentures issuance was $98,000.
(9)	Shares being registered include up to 127,604 shares of common stock underlying a senior convertible debenture, and up to 63,802 shares of common stock underlying a warrant. Cash received from the debentures issuance was $98,000.
(10)	Shares being registered include up to 127,604 shares of common stock underlying a senior convertible debenture, and up to 63,802 shares of common stock underlying a warrant. Cash received from the debentures issuance was $98,000.
(11)	Shares being registered include up to 651,042 shares of common stock underlying a senior convertible debenture, and up to 325,521 shares of common stock underlying a warrant. Cash received from the debentures issuance was $500,000. The individual person who possesses or shares the power to dispose of these shares is Michael Rudolf.
(12)	Shares being registered include up to 625,000 shares of common stock underlying a senior convertible debenture, and up to 312,500 shares of common stock underlying a warrant. Cash received from the debentures issuance was $480,000. The individual person who possesses or shares the power to dispose of these shares is Michael Butt.
(13)	Shares being registered include up to 677,083 shares of common stock underlying a senior convertible debenture, and up to 338,542 shares of common stock underlying a warrant. Cash received from the debentures issuance was $520,000.
(14)	Shares being registered include up to 781,217 shares of common stock underlying a senior convertible debenture, and up to 390,609 shares of common stock underlying a warrant. Cash received from the debentures issuance was $599,975. The individual person who possesses or shares the power to dispose of these shares is Elchanan Moez.
(15)	Shares being registered include up to 191,868 shares of common stock underlying warrants. Maxim Partners LLC owns 94% of Maxim Group LLC, a registered broker dealer. MJR Holdings LLC owns 73.5% of Maxim Partners LLC. Mike Rabinowitz is the principal manager of MJR Holdings and has principal voting and dispositive power with respect to the securities owned by Maxim Partners LLC. The securities being registered hereunder were issued to Maxim Partners, as nominee of Maxim Group, for services provided to the company in its recent private placement offering that was consummated in October 2006.
(16)	Shares being registered include up to 127,912 shares of common stock underlying warrants. Chardan Capital Markets, LLC received these warrants as a partial fee in connection with the placement of the debentures. Each of the following individuals, as officers or principals of Chardan, possesses or shares voting and investment control over these securities: Kerry Propper (CEO), Steven Urbach (President), and Jonas Grossman (Partner).

PLAN OF DISTRIBUTION

We are registering the shares of our common stock issuable upon conversion of the debentures, payment of interest on the debentures and upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the debentures and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling security holders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling security holders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling security holders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling security holders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling security holders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling security holders may pledge or grant a security interest in some or all of the debentures or warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling security holder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling security holders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling security holders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $183,908 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling security holder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling security holders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling security holders will be entitled to contribution. We may be indemnified by the selling security holders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling security holder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Warrants to purchase 767,474 shares of common stock, having an exercise price of $0.264 per share, acquired by Maxim Partners LLC in the October 2006 private placement will not be sold during the offering or transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness of, or commencement of sales to the public under, this registration statement.

Pursuant to a requirement by the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker/dealer may not be greater than 8.0% of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415.

For a period of one year from October 6, 2006, we have granted Maxim Group LLC the right of first refusal to act as our lead manager or co-manager, as the case may be, in connection with any public underwriting or private placement of debt or equity securities of the company or any of our subsidiaries, subject to certain exceptions.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition or Plan of Operations” and the financial statements and our unaudited consolidated financial statements for the nine month period ending September 30, 2006, and the related notes included elsewhere in this prospectus. We derived the financial data for the period January 1 through September 30, 2006 from our financial statements, and as of December 31, 2005, 2004 and 2003, included in this prospectus beginning on page F-1. We derived the financial data for the periods as of December 31, 2002 and 2001 from our unaudited financial statements which are not required to be included in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

	Nine months ended September 30,	Twelve Months Ended December 31,
	2006	2005	2004	2003	2002	2001
	(dollars in thousands)
Consolidated Statements of Operation Data:
Sales	41,653	46,148	35,730	7,914	11,238	5,968
Cost of Sales	(19,483)	(25,674)	(21,940)	(7,530)	(10,949)	(5,816)

Gross Profit	22,170	20,474	13,790	384	289	152

Selling, General And Administrative Expenses	(19,750)	(17,008)	(12,685)	(304)	(256)	(139)
Merger Transaction Expense	(856)	—	—	—	—	—

Income from Operations	1,564	3,466	1,105	80	33	13
Other Income (Expense), net	1,657	850	483	37	125	21

Income Before Taxes	3,221	4,316	1,588	117	158	34
Income Taxes	(437)	(793)	(285)	(30)	(10)	(6)

Net Income	2,784	3,523	1,303	87	148	28

Basic And Diluted Earnings Per Share (in US$)	0.113	3,523	1,303	87	148	28

Basic And Diluted Weighted Average Number of Shares Outstanding	24,535,620	1,000	1,000	1,000	1,000	1,000

Reconciliation to Normalized EBITDA:
Net Income (Loss)	2,784	3,523	1,303	87	148	28
Income Taxes	437	793	285	30	10	6
Interest Income	—	—	—	—	—	—
Other Income	(1,657)	(850)	(483)	(37)	(125)	(21)
Depreciation & Amortization	143	118	55	23	23	7
Non-Recurring Expenses
Normalized EBITDA(1)	1,707	3,584	1,160	103	56	20

(1)	EBITDA is calculated for any period as the sum of net income or loss, plus net interest expense, income tax and depreciation and amortization expense.

	Twelve Months Ended December 31,
	2005	2004	2003	2002	2001
	(dollars in thousands)
Total Assets	10,812	4,744	1,724	2,297	1,197

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion and analysis of the results of operations and financial condition of the Company for the nine months ended September 30, 2006 and 2005 and the fiscal years ended December 31, 2005, 2004 and 2003 should be read in conjunction with Selected Consolidated Financial Data and the Company’s financial statements and the notes to those financial statements that are included as exhibits to this prospectus. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this prospectus. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

Overview

We operate outlet and discount shopping centers catering principally to tourists visiting Hong Kong from other parts of mainland China who are brought directly to our shopping centers through a large network of travel companies and tour operators. We offer this captive group of tourists discount prices on selected international brands in a wide range of merchandise categories such as consumer electronics, cosmetics, watches, dietary supplements, health care products and optical instruments, producing high sales volume and rapid inventory turnover. The high sales volume and rapid inventory turnover provide us with volume purchasing power, and combined with the relatively low overhead of our shopping centers strategically located in low to moderate rent districts, we have been able to quickly achieve profitability since our inception, and continue to grow our profits over the past several years.

Virtually all of our customers are brought to our shopping centers by various mainland Chinese travel companies and travel tour operators. Through our relationships with over 100 Chinese travel companies and tour operators, our shopping centers received an average of over 1,000 visitors per day, and currently receive an average of over 2,000 visitors per day, principally from mainland China.

We source products from over 110 vendors. Our strong sales volume, rapid inventory turnover and strong relationships with vendors allow us to take advantage of volume discounts and favorable trade credit terms.

Our shopping centers range in size from 13,000 square feet to 20,000 square feet and the floor plans resemble a typical department store. We seek shopping center locations in areas with reasonable rents and with readily available parking space for large tour buses. Because such locations tend to be in the non-commercial areas of Hong Kong, the tourists that are transported to our shopping centers generally have little opportunity to shop elsewhere other than at our shopping centers. By selecting sites with very reasonable rents located in non-commercial areas, we are able to reduce our overhead expenses and face virtually no competition from other retailers near our shopping centers.

Our merchandising strategy is to provide our customers with a broad range of well known, branded products that are the most popular in their respective categories, at prices consistently lower than could be obtained by our shoppers in mainland China. We seek to limit specific items in each product line to fast selling models, sizes and colors, focusing on selling popular products at high volume. As such, our product line is relatively streamlined and each shopping center only carries approximately 1,100 active stock keeping units (“SKUs”).

Our management team has substantial experience in management, sales training, retail operations, channel distribution, real estate, hospitality and tourism.

We own and operate two trading subsidiaries—Raffle Limited and Sure Profits Trading Limited, which engage in the import and local distribution of consumer electronic products. We believe we have established a reputation of reliable, quality service among our business and retail customers. We source our product from suppliers worldwide in order to provide our customers with an extensive variety of products at competitive prices. We have also established a comprehensive quality assurance and service protocol. Our customers are entitled to a full refund within 14 days of their purchase of a product if the product does not meet their satisfaction. In cases where there is a manufacturer’s warranty, during the warranty period our customers can bring their products directly to manufacturers in China, including Hong Kong and Macao, for repair. We mark receipts for our products with a special symbol to denote our guarantee that the product authentic and sourced directly from the manufacturer or an authorized dealer.

We have aggressively pursued development of our retail business, with a focus on international tourists in Hong Kong. Over the past several years we have become the largest retail enterprise in this market, and now operate three shopping centers with a combined total area of 60,000 square feet. Tourists from mainland China account for over 90% of our customers, and during peak periods we have over 100,000 customer visits per month. Because of our extensive product selection and high quality service, we believe we have become the tourist shopping mall of first choice for mainland China tour groups and other tour groups visiting Hong Kong.

Quarterly Results May Fluctuate

Our business is subject to some seasonality, with decreases in sales during the winter months due to decreases in travel and tourist activity, and increases in sales during the summer months due to increases in such activity. See the section of this prospectus titled “Business—Seasonality.” Due to the seasonality of our sales, our quarterly results will fluctuate, perhaps significantly. Our operating results can also be impacted by the supply of products from suppliers caused by manufacturing delays or delivery issues. Additionally, the offering of new products or utilization of new sales channels can cause our quarterly operating results to fluctuate. For a discussion of these and other risks related to seasonality of our business, see “Risk Factors.”

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition or plan of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results.

Accounts receivable. Accounts receivable consist primarily of trade receivables and amounts due from banks for customer credit card transactions. Accounts receivable are recognized and carried at original invoiced amount less an allowance for any uncollectible accounts. Management reviews and adjusts this allowance periodically based on historical experience, current economic climate as well as its evaluation of the collectibility of outstanding accounts. We evaluate the credit risks of our customers utilizing historical data and estimates of future performance.

Inventories. We value inventory at the lower of cost or market, using the first-in, first-out or weighted average basis method, and regularly reviews the book value of discontinued product lines and stock keeping units to determine if these items are properly valued. If the market value of the product is less than cost, management will write down the related inventory to the estimated net realizable value. The management regularly evaluates the composition of its inventory to identify slow-moving and obsolete inventories to determine if additional write-downs are required. This valuation requires significant judgment from management as to the salability of its inventory based on forecasted sales. It is particularly difficult to judge the potential sales of new products. Should the forecasted sales not materialize, it would have a significant impact on the company’s results of operations and the valuation of its inventory, resulting in a charge to income in the period such determination is made.

Property and equipment. Property and equipment are recorded at cost less accumulated depreciation and amortization and impairment losses. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant, property and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Property and equipment held-for-sale are measured at the lower of their carrying amount or fair value less cost to sell.

Depreciation or amortization for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets as follows:

Leasehold properties	the shorter of the useful life or the remaining lease term
Leasehold improvements	the shorter of the useful life or the remaining lease term
Furniture and fixtures	5 years
Motor vehicles	5 years
Office equipment	5 years

Impairment of long-lived assets. We account for impairment of property, plant and equipment and amortizable intangible assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets to be Disposed Of, which requires us to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset’s (or asset group’s) fair value.

Revenue recognition. Our revenue includes sales. Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured. Sales revenue is recognized net of sales discount and actual returns at the time when the merchandise is sold to the customer. Based on historical experience, management estimates that sales returns are immaterial and has not made allowance for estimated sales returns.

Results of Operations

Comparison of Years Ended December 31, 2004 and December 31, 2005.

Sales. During fiscal year 2005, our total sales increased from $35.7 million to $46.1 million, representing an increase of 29.1%. Total sales consists of sales and sales to related parties. Our sales increased from $34.3 million in 2004 to $38.6 million in 2005, an increase of 12.5%. This increase in sales was primarily attributable to the increase in the number of tourist visits from approximately 362,346 in fiscal 2004 to 451,286 in fiscal 2005, an increase of 24.5% compared with 2004, which was achieved through our efforts in attracting and building relationships with more tour companies and operators, who send tourists to our shops. In addition to an increase in tourist visits, we experienced an increase in average spending per tourist from $76.50 in fiscal 2004 to $79.80 in fiscal 2005, or 4.3%, which further added to our total sales.

Related Party Sales. Our sales to related parties increased from $1.4 million in 2004 to $7.6 million in 2005, representing an increase of 443%. Related party sales consisted primarily of sales to Max Surplus, which constituted $6.1 million, or 81% of related party sales in 2005, and $1.2 million, or 85% of related party sales in 2004. Max Surplus was acquired by us on December 15, 2005. Accordingly, sales to Max Surplus prior to its acquisition was reflected in related party sales for 2004 and 2005. Sales to Max Surplus occurring after its acquisition by us were treated as inter-company sales, and were eliminated as a part of the consolidation. The remainder of related party sales were to China World Development Limited.

Cost of Sales. Cost of sales increased from $21.9 million in 2004 to $25.7 million in 2005, representing an increase of 17.4%. Cost of sales as a percentage of total sales, however, decreased from 61.4% in fiscal 2004 to 55.6% in fiscal 2005, as a result of an increase in the volume of merchandise purchased from vendors, which enabled us to negotiate favorable bulk discount rates on merchandise. We benefited from these negotiated discounts in 2005, and achieved a lower increment on cost of sales as a percentage of total sales, from 29.1% in 2004 to 17.4% in 2005.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $12.7 million in fiscal 2004 to $17.0 million in fiscal 2005, an increase of 33.9% from 2004. Our selling expenses increased by $2.5 million in fiscal 2005, representing a 28.7% increase from fiscal 2004. This increase was mainly due to an increase in operational activity associated with higher sales. The increase in general and administrative expenses from $3.9 million to $5.8 million reflected higher salary cost for added sales and management personnel needed to process the increased sales volume. As a percentage of net sales, selling, general and administrative expenses increased slightly from 35.5% in 2004, to 36.9% in 2005.

Other Income. Other income mainly represented the gain on exchange from converting RMB received from customers to Hong Kong Dollars. Total other income increased from $0.5 million in fiscal 2004 to $0.9 million in fiscal 2005 because of the increase of sales volume involving RMB settlement.

Comparison of Nine Months Ended September 30, 2005 and September 30, 2006.

Sales. For the nine months ended September 30, 2006, sales increased 30.4% from $31.9 million to $41.7 million relative to the nine months ended September 30, 2005. The average spending per customer decreased from $78 for the nine months ended September 30, 2005 to $67 for the same period of 2006, a decrease of 14.1% mainly resulting from more tourists coming from cities with lower average household income and the decrease in the retail prices of electronic products. However, the retail sales were not only compensated, but also grew as shown by the increased number of customer visits from 316,170 for the nine months ended September 30, 2005 to 548,036 for the same period in 2006, an increase of 73.3%, for the corresponding periods. Our retail sales for the nine months ended September 30, 2006 was $36.9 million, a substantial increase of 49.4% from $24.7 million for the same period last year. About 62.5% of the increased patronage for the nine months ended September 30, 2006 resulted from the acquisition of Max Surplus, which contributed about 144,900 additional customer visits. The remainder was brought about by increased activity from our tour operators.

Cost of Sales. Cost of sales slightly increased from $17.9 million for the nine months ended September 30, 2005 to $19.5 million for the nine months ended September 30, 2006, an increase of 8.9%, as compared to a 30.4% increase in sales over the two comparable nine month periods in 2005 and 2006. Our gross profit margin improved by 9.3 percentage points, from 43.9% for the nine months ended 2005 to 53.2% for the same period in 2006. This improvement in our cost of sales was mainly due to higher discounts achieved through bulk purchases and successful negotiations with our vendors.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $11.7 million for the nine months ended September 30, 2005 to $19.7 million for the same period in 2006. Our selling expenses increased from $7.6 million for the nine months ended September 30, 2005 to $12.3 million for the nine months ended September 30, 2006. As a percentage of retail sales, our selling expenses increased to 33.4% for the nine months ended September 30, 2006 from 30.6% for the same period in 2006. Our selling expenses increased as a result of an increase in sales-based incentives paid to our tour operators and also because of the increase in revenue as compared to last year. Salaries and other administrative expenses also increased due to higher sales volume and expansion of our shops.

Other Income. Other income mainly represented the gain on exchange from converting RMB received from customers to Hong Kong Dollars. Another source of income was referral fees in the form of commissions received from an intermediary when we introduced customers to designated jewelry shops, watch retailers and restaurants. This income may or may not recur in the future. Total other income increased from $0.5 million for the nine months ended 2005 to $1.7 million for the same period in 2006 due to an increase in sales volume involving RMB settlement.

Related Party Transactions

For a description of our related party transactions see the section of this prospectus entitled “Certain Transactions” on page 46.

Business Segments

The Company’s operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. We identify our reportable segments based on management responsibility: (i) the trading segment, and (ii) the retail segment. Information on segments and reconciliations to income before the merger transactions expenses and income taxes are described in Note 14 of the notes to the consolidated financial statements for the periods ending September 30, 2006, and 2005, included elsewhere in this Propectus.

Trading Segment

Segment sales and profit for our trading segment were as follows:

Sales revenues from external customers in the trading segment during the first three quarters of 2006 decreased 35%, from $7.2 million for nine month period ended September 30, 2005 to $4.7 million for the same period in 2006. The decrease in revenues was mainly because sales to Max Surplus were recognized as sales to external customers for the nine month period ended September 30, 2005, whereas, we no longer included sales to Max Surplus as sales to an external customer for the same period in 2006 because we acquired Max Surplus on December 16, 2005.

Total segment profit as a percentage of sales for the trading segment was 34.9% for the nine month period ended September 30, 2006, as compared to 15.0% for the same period in 2005. The increase in total segment profit as a percentage of sales resulted from setting relatively lower profit margin to Max Surplus than to external customers for the first three quarters of 2005.

Retail Segment

Segment revenue and profit for the retail segment, were as follows:

Sales revenues from external customers in the retail segment during the first three quarters of 2006 increased 49.6%, from $24.7 million for nine month period ended September 30, 2005 to $36.9 million for the same period in 2006. The increase in revenues was primarily attributable to a 73.3% increase in patronage for the first three quarters of 2006 when compared to patronage for the same period in 2005.

Total segment profit as a percentage of sales for the retail segment was 6.6% for the nine-month period ended September 30, 2006, as compared to 7.0% for the same period in 2005. The slight decrease in total segment profit as a percentage of sales resulted from relatively higher selling, general and administrative expenses for the first three quarters than those expenses for the same period in 2005. We are implementing re-engineering programs commencing in October and November 2006 in order to reduce general and administrative costs in near future.

Liquidity and Capital Resources

Cash Flows. For the nine month period ended September 30, 2006, net cash flow provided by operations was $0.6 million. Net cash flow provided by investing activities for the nine months ended September 30, 2006 was $4.0 million, which was primarily from the repayment of prior loans to officers, directors and significant shareholders. For the nine month period ended September 30, 2006, net cash flow used in financing activities was $5.0 million, due to a special dividend paid to shareholders to enable them to repay shareholders’ indebtedness to the Company. We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, there is no assurance that we will not require additional equity or debt financing within this period. We also may require additional capital for other purposes not presently contemplated.

Effects of Inflation. We are subject to price risks arising from price fluctuations in the market prices of the products that we sell. Price risks are managed by each business segment through productivity improvements and cost-containment measures. Management does not believe that inflation risk is material to our business or our consolidated financial position, results of operations or cash flows.

Contractual Obligations and Off-balance sheet Arrangements. We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

The following tables summarize our contractual obligations as of September 30, 2006, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	5 years +
	(in thousands of U.S. dollars)
Contractual Obligations:
Total Indebtedness	30	30	—	—	—
Capital Lease Obligations	743	454	289	—	—
Operating Leases	650	429	221	—	—
Total Contractual Obligations:	1,423	913	510	—	—

Total indebtedness consists of an installment loan from a financial institution in Hong Kong. Capital lease amounts primarily consist of vehicles and equipment to support our wholesale operations. See “Note 8—Property and Equipment” in the notes to the consolidated financial statements for the periods ending September 30, 2006 and 2005, included elsewhere in this prospectus.

Operating lease amounts include minimum lease payments under our non-cancelable operating leases for office facilities, as well as limited computer and office equipment that we utilize under lease arrangements. The amounts presented are consistent with contractual terms and are not expected to differ significantly, unless a substantial change in the number of our employees requires us to terminate our current lease arrangements or expand our occupied space.

Other purchase obligation amounts include minimum purchase commitments for advertising and other goods and services that were entered into in the ordinary course of business.

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable and long-term obligations. We consider investments in highly-liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents.

Interest Rates. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments and short-term obligations; thus, fluctuations in interest rates would not have a material impact on the fair value of these securities. At September 30, 2006, we had approximately $0.6 million in cash and cash equivalents. A hypothetical 5% increase or decrease in either short term or long term interest rates would not have a material impact on our earnings or loss, or the fair market value or cash flows of these instruments.

Foreign Exchange Rates. We generally transact business in Hong Kong Dollars, and do not have significant exposure to exchange rates between and among the U.S. Dollar or Chinese Renminbi (RMB). Since 1983, the Hong Kong Dollar has been pegged to the U.S. Dollar, and currently has an exchange rate of 7.75 Hong Kong Dollars for each U.S. Dollar. Our stores typically hold insignificant amounts of U.S. Dollars and RMB, i.e., 100,000 to 150,000 RMB, and $2,000 to $3,000 in U.S. Dollars. However, see the section titled “Risk Factors—Fluctuation in the value of RMB and Hong Kong Dollar relative to other currencies may have a material adverse effect on our business and/or an investment in our shares.”

EMPLOYEES

As of September 30, 2006, we had forty full-time employees, including management. None of these employees are represented by any collective bargaining agreements. Neither we nor any of the shopping centers have experienced a work stoppage. Management believes that our relations with our employees are good.

LEGAL PROCEEDINGS

We are not currently involved in any material legal proceedings, nor have we been involved in any such proceedings that has had or may have a significant effect on our Company. We are not aware of any other material legal proceedings pending against us.

FACILITIES

Our corporate headquarters are located in Hong Kong, where we lease an office of approximately 2,700 square feet. As a part of our planned expansion, we may open additional retail locations in other cities in Asia. In addition, we plan to acquire or lease an additional facility in connection with the expansion of our proprietary line of branded products.

Except for our plans for expansion, which are contingent upon raising the necessary capital, we believe that our existing space is adequate for our current anticipated operations, and that suitable replacement and additional space will be available in the future on commercially reasonable terms. We currently do not own any real property.

MANAGEMENT

Appointment of New Directors

In connection with the Exchange Agreement (as more fully described in Item 1.01 of our Current Report on Form 8-K filed with the SEC on June 28, 2006), the Company appointed five new directors to its board of directors. Furthermore, concurrent with the closing of the Exchange Agreement, Mr. Ke Huang, the former Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Secretary of the Company, resigned from these positions. Immediately following the resignation of Mr. Huang, Mr. Ricky Kee Kwong Tsoi was appointed Chief Executive Officer, Mr. Danny Sau Kwong Leung was appointed Chief Operating Officer, Mr. Albert Chi Wai Wong was appointed Chief Financial Officer, and Ms. Anita Mei Kam Yeung was appointed Corporate Secretary, respectively, of the Company. On November 30, 2006, due to personal health reasons, Mr. Tsoi resigned as Chief Executive Officer, and Alex Chun Shan Yue was appointed our Chief Executive Officer.

Current Management

The following table sets forth the names and ages of our directors and executive officers, as of the date of this prospectus:

Name	Age	Position
Alex Chun Shan Yue	49	Chief Executive Officer and Chairman of the Board of Directors
Danny Sau Kwong Leung	39	Director and Chief Operating Officer
Albert Chi Wai Wong	40	Chief Financial Officer
Anita Mei Kam Yeung	39	Director and Corporate Secretary
Cary Pui Yee Shek	25	Director

Alex Chun Shan Yue has served as the Chairman of the board of directors of our predecessor, Horizon Group, since January 2006, and is currently the Chief Executive Officer and Chairman of the board of directors of the Company. Mr. Yue is a co-founder of our predecessor, Horizon Group, of which he has served as a director since 2005. Prior to joining the Company, Mr. Yue served as Chief Executive Officer of China Jewelry Import & Export Limited, a retailer with a focus on Taiwanese and Malaysian outbound tourists, from 1987 to 1994. Since 1992, Mr. Yue has been an entrepreneur in real estate and logistics at his own firm. Mr. Yue has over 21 years of experience in the retail and tourism industry.

Danny Sau Kwong Leung has served as the Chief Operating Officer of our predecessor, Horizon Group, since January 2006, and is currently the Chief Operating Officer and a director of the Company. Prior to this position, Mr. Leung was our sales and operations specialist from 2002 to 2006. Since 2000, Mr. Leung has served as a director of various affiliated operating companies of the Horizon Group, including Raffle Limited, Manigood International Industrial Limited, Max Surplus International Development Limited, and Allied Fine Development Limited. Prior to joining us, Mr. Leung served operations consultant to Chain World Development Ltd., which focused on consumer electronics retailing. Mr. Leung also serves as a director of On Success International Trading Limited, an unaffiliated trading company.

Albert Chi Wai Wong has been appointed as our Chief Financial Officer. Since 1995, Mr. Wong has been a certified public accountant at Albert Wong & Co., an independent public accounting firm based in Hong Kong, of which he is the sole proprietor. From 2000 to the present, Mr. Wong has been a director of P & T Secretaries Limited. Since 2002, Mr. Wong has also acted, and continues to act, as an independent director on the boards of various companies including Shenzhen Guo Ke Sun Shine Biological Technology Limited, Arts Optical International Holdings Limited, Kin Yat Holdings Limited, and Bonjour Holdings Limited. Mr. Wong holds a B.A. in Economics and Accounting from the University of Hong Kong, a law degree from the University of London, and a post-graduate law degree from the University of Hong Kong.

Anita Mei Kam Yeung has served on the board of directors of our predecessor, Horizon Group, since 2006, and is currently our Executive Director, Accounting, and a director on our board of directors. In June 2006, Ms. Yeung was also appointed as Corporate Secretary of the Company. Prior to this position, since 2003 Ms. Yeung served as the Assistant to the Managing Director at Raffle Limited, an operating subsidiary of the Horizon Group, with responsibility for overseeing the company’s accounting and administrative functions. Prior to joining us, Ms. Yeung served as an accountant for Chain World Development Ltd. from 2000 to 2003. Ms. Yeung also served on the board of directors of China Champion Investments (HK) Limited from May 2005 to March 2006. Ms. Yeung holds a diploma in Accountancy from the University of Hong Kong.

Cary Pui Yee Shek has served on the board of directors of our predecessor, Horizon Group, since January 2006, and is currently our Executive Director with responsibility for overseeing our administrative and human resources departments. Ms. Shek also serves as a director on our board of directors. Since December 2004, Ms. Shek has served as Assistant General Manager of Max Surplus International Development, a Horizon Group affiliate, with responsibility for overseeing its operations. Since July 2004, Ms. Shek has also served as Assistant General Manager of Manigood International Industrial, a Horizon Group affiliate. Prior to joining us, from September 2003 to June 2004, Ms. Shek served as the Assistant to the Vice Chairman of Good Merit International Enterprise Limited, a subsidiary of Bonjour Cosmetics Wholesale Center Limited, responsible for overseeing the retail operations of the company. Ms. Shek holds a Bachelor of Economics and Finance degree from the University of Hong Kong.

Board of Directors

Our board of directors is currently composed of four members, all of whom are employees. All members of our board of directors serve in this capacity until their terms expire or until their successors are duly elected and qualified. Our bylaws provide that the authorized number of directors will be between three (3) and seven (7), with the exact number determined from time to time by a majority of our board of directors or stockholders.

Mr. Yue has been elected as the Chairman of the Board of Directors. In this capacity he is responsible for meeting with the Chief Executive Officer to review financial and operating results, agendas and minutes of board and committee meetings, and presiding at the meetings of the committees of the board of directors.

We intend to review and select additional candidates to serve on our board of directors. Currently, none of the directors serving on our board are “independent,” within the meaning of the applicable federal securities laws. However, we expect to be able to attract and recruit additional candidates to serve on our board as independent directors, the timing of which will depend on the availability and willingness of qualified independent director candidates to serve in such capacity.

Board Committees

As of the date of this prospectus, our board of directors has not appointed an audit committee or compensation committee, however, we are not currently required to have such committees. Accordingly, we do not have an “audit committee financial expert” as such term is defined in the rules promulgated under the Securities Act of 1933 and the Exchange Act of 1934, as amended. The functions ordinarily handled by these committees are currently handled by our entire board of directors. Our board of directors intends, however, to review our governance structure and institute board committees as necessary and advisable in the future, to facilitate the management of our business.

Director Compensation

Currently we do not pay any compensation to members of our board of directors for their service on the board. However, we intend to review and consider future proposals regarding board compensation.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

Summary of cash and other compensation

The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal year ended December 31, 2005 by the Chief Executive Officer and each of our other four highest paid executives of our predecessor, Profits Dreams Development, Ltd., whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2005.

SUMMARY COMPENSATION TABLE

Annual Compensation
Name and Principal Position		Salary(1)		Bonus	Other Annual Compensation
Alex Chun Shan Yue(2) Chief Executive Officer	2003 2004 2005		$19,979 103,119 67,426	— — —	— — —
Ricky Kee Kwong Tsoi,(3) Former Chief Executive Officer	2003 2004 2005	$	— 40,233 139,009	— — —	— — —

Danny Sau Kwong Leung, Chief Operating Officer	2003 2004 2005	$	— 32,883 131,845	— — —	— — —

(1)	Expressed in U.S. Dollars based on the interbank exchange rate of 7.75802 Hong Kong Dollars for each 1.00 U.S. Dollar, on June 1, 2006.
(2)	Mr. Yue was appointed our Chief Executive Officer effective December 5, 2006.
(3)	Mr. Tsoi resigned as our Chief Executive Officer (and was replaced by Mr. Yue) effective November 30, 2006.

Options

We have not granted any options or stock appreciation rights to our named executive officers during the fiscal year ended December 31, 2005.

Incentive Stock Option Plan and Stock Bonus Plan

Prior to the share exchange transaction, we previously had in place the following plans: (i) 1998 Incentive Stock Option Plan, and (ii) 1998 Stock Bonus Plan (collectively referred to as the “Plans”). As of March 31, 2006, no options or awards were issued and outstanding under these Plans.

Effective June 22, 2006, the board of directors terminated and discontinued the Plans. The board of directors plans to evaluate our need for equity incentive plans, and may institute such plans in the future if the board determines they are needed for compensation of its officers, directors and employees, or that formation of such plans is otherwise in the best interests of the Company.

Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. This indemnification may, however, be unenforceable as against public policy.

As permitted by Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by Delaware law, our certificate of incorporation and our bylaws provide that:

•

we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, so long as such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of our Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful;

•

we are permitted to indemnify our other employees to the extent that we indemnify our officers and directors, unless otherwise required by law, our amended and restated certificate of incorporation, our amended and restated bylaws or other agreements;

•

we are required to advance expenses to our directors and officers incurred in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions; and

•	the rights conferred in our bylaws are not exclusive.

We have entered into indemnification agreements with each of our current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and our amended and restated bylaws and to provide additional procedural protections. Currently, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Our board of directors has authorized management to negotiate and obtain directors’ and officers’ liability insurance.

EMPLOYMENT AND SEVERANCE AGREEMENTS

We have employment agreements with Mr. Yue, Mr. Leung, Mr. Wong and Ms. Yeung. The employment agreements are terminable at will by either the employee or by us upon three months’ prior notice to the other party. The following is a summary of the compensation to be paid under these agreements to our executive officers:

Summary of Compensation Under Employment Agreements

	Annual Compensation
Name and Principal Position	Salary (1)	Bonus (2)	Other annual Compensation (2)
Alex Chun Shan Yue, Chairman of the Board	$296,596	—	—

Danny Sau Kwong Leung, Chief Operating Officer	$205,723	—	—

Albert Chi Wai Wong, Chief Financial Officer	$111,369	—	—

Anita Mei Kam Yeung, Corporate Secretary	$54,137	—	—

(1)	Expressed in U.S. Dollars based on the interbank exchange rate of 7.75802 Hong Kong Dollars for each 1.00 U.S. Dollar, on June 1, 2006.
(2)	As of the date hereof, bonuses and other annual compensation for 2006 have not been determined by the Board of Directors or committee thereof.

Further, the board of directors may award executive officers and other key personnel, including consultants, with option grants and/or bonuses based upon performance. Under our agreements with our executive officers and other key personnel, we may adjust the salaries and benefits payable from time to time at our discretion.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of October 2, 2006, determined in accordance with Rule 13d-3 and 13d-5 of the Securities Exchange Act, for each of the following persons:

•	each of our directors and each of the named officers in the “Management—Executive Compensation” section of this prospectus;

•	all directors and executive officers as a group; and

•	each person who is known by us to own beneficially five percent or more of our common stock prior to this Offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name. Unless otherwise indicated, the address of each beneficial owner listed below is c/o Asiamart, Inc., Room 1508, Peninsula Square, 18 Sung On Street, Hung Hom, Kowloon, Hong Kong. The percentage of class beneficially owned set forth below is based on 98,142,476 shares of common stock outstanding on October 2, 2006.

	Common Stock Beneficially Owned
Named executive officers and directors:	Number of Shares beneficially owned	Option Shares	Percentage of Class Beneficially Owned
Ricky Kee Kwong Tsoi (1)	68,699,565	—	70.0%
Danny Sau Kwong Leung	—	—	—
Alex Chun Shan Yue (2)	68,699,565	—	70.0%
Albert Chi Wai Wong	—	—	—
Anita Mei Kam Yeung	—	—	—
Cary Pui Yee Shek	—	—	—
All directors and executive officers as a group (6 persons)	68,699,565	—	70.0%

5% Stockholders:
Forever Rise Holdings Limited (3)	68,699,565	—	70.0%

(1)	Includes 68,699,565 shares of common stock held by Forever Rise Holdings Limited, a British Virgin Islands corporation, of which Mr. Tsoi is a majority stockholder and a director. Mr. Tsoi disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in this entity. Mr. Tsoi served as our Chief Executive Officer until November 30, 2006.
(2)	Includes 68,699,565 shares of common stock held by Forever Rise Holdings Limited, of which Mr. Yue is an approximate 12% shareholder and a director. Mr. Yue disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in this entity.
(3)	The mailing address of Forever Rise Holdings Limited is Room 402-404, 4/F, Allied Kajima Building, 138 Gloucester Road, Wanchai, Hong Kong.

CERTAIN TRANSACTIONS

Agreement and Plan of Share Exchange

We became a publicly traded Delaware corporation by means of a share exchange transaction completed on June 28, 2006. WT Holdings Corporation, a Delaware corporation (to be renamed “Asiamart, Inc.”) executed an Agreement and Plan of Share Exchange dated June 22, 2006 (“Exchange Agreement”) with Profits Dreams Development Limited, a company organized and existing under the laws of the British Virgin Islands (“PDD”), the shareholders of PDD, Forever Rise Holdings Limited (“FRHL”) and the FRHL shareholders. Under the Exchange Agreement, we issued shares of is common stock to FRHL in exchange for 100% of the common stock of PDD. As a result of this transaction, FRHL became our majority stockholder, and PDD became our wholly-owned subsidiary. Without giving effect to the issuance of additional shares in the Offering, FRHL holds 70% of our issued and currently outstanding common stock.

A copy of the Exchange Agreement has been filed as Exhibit 2.1 to our current report on Form 8-K filed June 28, 2006, and is available on the SEC’s website at www.sec.gov.

Transactions with Officers, Directors and Affiliates

At December 31, 2005 and 2004, we held trade receivables from related parties, consisting of the following:

	2005	2004
China World Development Limited (a company controlled by Mr. Ricky Kee Kwong Tsoi, a former director of the Company)	$339,577	$121,449
Max Surplus International Development Limited (see Note 8 to the consolidated financial statements of PDD)	—	199,542

	$339,577	$320,991

These trade accounts receivable from related parties arose from sales to those related companies in the ordinary course of business.

Prior to December 31, 2005, our predecessor, Profits Dreams Development Limited, made certain loans to its directors and shareholders. At December 31, 2005 and 2004, amounts due from parties related to PDD consisted of the following:

	2005	2004
Due from directors and shareholders:
Mr. Ricky Kee Kwong Tsoi, former Chief Executive Officer	$2,407,834	$764,974
Mr. Alex Chun Shan Yue, CEO and Chairman	828,703	50,537
Mr. Danny Sau Kwong Leung, Chief Operating Officer	79,335	49,511
Mr. Kay Yiu Choi, a brother of Mr. Ricky Kee Kwong Tsoi	64,500	—
Mr. Ip Chung Sang, a director of the Company’s subsidiary	36,257	4,978
Mr. Ngan Chun Man, a director of the Company’s subsidiary	11,625	3,538
LTT Technologies Ltd., a company controlled by Mr. Ricky Kee Kwong Tsoi and Mr. Alex Chun Shan Yue	318,419	83,213

	$3,746,673	$956,751

Due from related parties:
Max Surplus International Development Limited (see Note 8 to the Consolidated Financial Statements of PDD)	$—	$16,335
Maximum Media Ltd., a company owned by Mr. Ricky Kee Kwong Tsoi and Mr. Alex Chun Shan Yue	4,140	—
Horizon Corporation Limited, intermediate holding company	119,388	—

	$123,528	$16,335

These balances due to or from directors, related parties or companies represented advances to or loans from the respective directors or related parties or companies. These advances and loans bore no interest, were unsecured and had no fixed repayment date.

Subsequent to the end of fiscal year 2005, on January 17, 2006, PDD declared a special dividend of $4,666,180 to its shareholders. Also, on January 17, 2006, all amounts due from directors and officers were paid in full by those directors and officers.

During the years ended December 31, 2005 and 2004, PDD earned sales revenue of $1,197,278 and $164,239, respectively from China World Development limited, a related company which is controlled by Mr. Ricky Kee Kwong Tsoi, a former director and shareholder of PDD.

On December 15, 2005, PDD acquired 50% of the outstanding common shares of Max Surplus International Development Limited from Mr. Ricky Kee Kwong Tsoi, a former director of PDD, for approximately $201,500, including $8,000 of cash and common stock valued at $193,500. Max Surplus operates a discount shopping center in Hong Kong selling cell phones, small appliances, electronics, cameras and supplies, health and beauty products to tourists from mainland China.

Before the acquisition of Max Surplus International Development Limited, PDD’s sales to Max Surplus amounted to $6,364,167 and $1,239,518, and PDD’s purchases from Max Surplus amounted to $1,299,554 and $128,571 for the years ended December 31, 2005 and 2004, respectively. In November 2004, PDD transferred the business of a discount shopping center together with the related rental deposit, leasehold improvements, furniture and fixtures to Max Surplus for a total consideration of $159,216 in cash.

On November 24, 2005, PDD signed a sale and purchase agreement with Ms. Cheng Shuk Wan, the spouse of Mr. Ricky Kee Kwong Tsoi, a former director of PDD, whereby PDD disposed of a property under capital lease to Ms. Cheng Shuk Wan for $419,250 in cash. The transaction was closed and completed on February 2, 2006.

CHANGES IN ACCOUNTANTS

On June 28, 2006, we consummated our acquisition of PDD pursuant to the Exchange Agreement. Prior to this, on November 30, 2005, Central Class Holdings Limited acquired majority control of us by purchasing shares from former controlling shareholders, together with the issuance of new shares by us.

Our prior independent registered public accounting firm had been Schumacher & Associates, Inc. On April 19, 2006, we terminated our relationship with Schumacher & Associates following our change in control on November 30, 2005. During the fiscal year ended December 31, 2004, our financial statements did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to any uncertainty, audit scope, or accounting principles, except that such financial statements were prepared assuming we will continue as a going concern. In addition, during the last two fiscal years, including the subsequent interim periods ended March 31, 2006, through the date of termination, there were no disagreements between us and Schumacher & Associates on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of Schumacher & Associates, would have caused Schumacher & Associates to make reference to the subject matter of the disagreement in connection with its reports.

On April 19, 2006, the Board of Directors engaged the accounting firm of Moore Stephens Wurth Frazer and Torbet, LLP (“Moore Stephens”) as our independent public accountants to audit our financial statements for the fiscal year ending December 31, 2005. During the fiscal years ended December 31, 2004 and 2005, through April 19, 2006, we did not consult with Moore Stephens regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue. During our fiscal years ended December 31, 2004 and 2005, through April 19, 2006, we did not consult with Moore Stephens regarding any matter that was the subject of a disagreement or event identified in response to Item 304(a)(1)(iv) of Regulation S-B.

DESCRIPTION OF SECURITIES

The following information describes our outstanding securities, and provisions of our certificate of incorporation and bylaws, as amended and restated. This description is only a summary, and is qualified in its entirely by our exhibits and filings with the Securities and Exchange Commission.

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.0001 par value per share and 5,000,000 shares of preferred stock, $0.0001 par value per share. As of September 30, 2006, there were 24,535,620 shares of our common stock issued and outstanding, and no shares of preferred stock issued and outstanding, held of record by approximately 396 persons (not including beneficial owners who hold shares at broker/dealers in “street name”). Our common stock is quoted on the OTC Bulletin Board under the symbol “AAMA.”

Common Stock

Under our amended and restated certificate of incorporation, as it will be amended and restated in connection with the Offering, holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. They do not have cumulative voting rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of legally available funds. In case of a liquidation, dissolution or winding-up of the Company, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after payment of all of our liabilities and any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of the common stock are subject to the rights of the holders of the shares of any series of preferred stock that we may designate and issue in the future.

Options

As of September 30, 2006, we had no options issued and outstanding. Effective June 22, 2006, we terminated our prior stock incentive plan and stock bonus plan. See “Management—Stock Incentive Plan and Stock Bonus Plan.”

Senior Convertible Debentures

On October 6, 2006, we issued $3,069,895 in principal amount of senior convertible debentures in a private placement to fourteen accredited investors. The holders of the debentures have the right to convert their debentures into common stock at a conversion price equal to the “market price” (as defined in the securities purchase agreements) ranging from $0.768 to $1.056 per share (“Conversion Price”), subject to adjustment within such range for dilutive issuances and changes in the market price of our common stock. The “market price” shall be equal to the average of the closing prices of our common stock from October 6, 2006 to October 6, 2007. Based on the minimum and maximum Conversion Price, the debentures would be convertible into a number of shares of our common stock ranging from 2,924,598 to 3,997,259. The debentures are unsecured, bear 8% interest per year payable in cash, and mature in three years. The conversion price of the debentures is also subject to anti-dilution adjustments, within the Conversion Price Collar, in the event we sell and issue shares of our common stock for below $0.96 per share. We may, at our election, force conversion of the debentures after the first anniversary of the closing, if the volume weighted average trading price of its common stock exceeds $1.92 per share for 30 consecutive trading days, and the average daily trading dollar volume exceeds $350,000. We may also redeem the debentures at 125% of the principal amount of the debentures plus accrued unpaid dividends, at any time after the first anniversary of the closing. A copy of the form of debenture is included as Exhibit 10.2 to our current report on Form 8-K filed with the SEC on October 10, 2006.

Warrants

On October 6, 2006, in connection with a private placement, we issued warrants to investors for the purchase of up an aggregate number of shares of common stock ranging from 1,598,904 to 1,998,630 shares of common stock with an exercise price of 110% of the Conversion Price (i.e., ranging from $0.8448 to $1.1616 per share). The warrants are exercisable for cash, except that cashless exercise is permitted if the registration statement covering the underlying common stock does not become effective on or prior to October 6, 2007.

On October 6, 2006, also in connection with the private placement, we issued warrants to our placement agents for the purchase of up to an aggregate of 930,271 to 1,279,123 shares of common stock, with an exercise price ranging from $0.8448 to $1.1616 per share. These warrants have a term of five years, but may not be exercised on a cashless basis. The placement agents may transfer their warrants to their directors, officers and employees, subject to compliance with applicable securities laws.

Registration Rights

We have agreed to use commercially reasonable efforts to file a registration statement to register the common stock underlying the debentures within 30 days after the closing, and cause the registration statement to become effective within 90 days after the closing (January 4, 2007), or within 120 days (February 3, 2007) in the event that the SEC reviews our registration statement. We will be obligated to pay the investors a monthly penalty of 1% (up to a maximum of 24%) of the offering amount if we fail to meet the foregoing registration deadlines, until the registration statement becomes effective.

Registration of these shares of common stock upon exercise of these registration rights would result in the holders being able to trade these shares without restriction under the Securities Act once the applicable registration statement is declared effective. We will pay all registration expenses related to any registration. All registration rights terminate, as to any individual holder, when the holder can sell all of the holder’s shares pursuant to Rule 144(k) under the Securities Act.

Anti-Takeover Provisions and Delaware Law

Our amended and restated certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. In particular, our amended and restated certificate of incorporation and bylaws, as applicable, among other things:

•

provide for a board of directors divided into three classes, with one class to be elected each year to serve for a three-year term. The provision for a classified board will have the effect of making it more difficult for stockholders to change the composition of our board;

•

provide that special meetings of stockholders can be called by the chairman of the board of directors, the president, the board of directors or by a majority of the stockholders. In addition, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board of directors, the president or any such stockholder;

•

provide for an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders;

•

eliminate cumulative voting in the election of directors. Under cumulative voting, a minority of stockholders holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board of directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum; and

•

allow us to issue up to 5,000,000 shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, this issuance could have the effect of decreasing the market price of the common stock, as well as having the anti-takeover effects discussed above.

We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Market Price of and Dividends on Common Equity and Related Stockholder Matters

Our common stock is not listed on any stock exchange. The common stock is quoted on the Over-the-Counter Electronic Bulletin Board under the symbol “AAMA”. Since 2004, there has been little or no active trading market for our common stock.

Our common stock is not listed on any stock exchange. The common stock is now quoted on the OTC Bulletin Board under the symbol “AAMA.” The following table sets forth the high and low bid information for the common stock for each quarter within the last two fiscal years, as reported by the OTC Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	Bid Price*
PERIOD	HIGH	LOW
FISCAL YEAR 2006:
Quarter ended September 30, 2006	$5.20	$1.40
Quarter ended June 30, 2006	$11.00	$1.188
Quarter ended March 31, 2006	$6.00	$3.28

FISCAL YEAR 2005:
Quarter ended December 31, 2005	$4.80	$2.80
Quarter ended September 30, 2005	$3.20	$3.20
Quarter ended June 30, 2005	$3.20	$3.20
Quarter ended March 31, 2005	$8.80	$3.20

FISCAL YEAR 2004:
Quarter ended December 31, 2004	$10.40	$5.60
Quarter ended September 30, 2004	$16.80	$4.00
Quarter ended June 30, 2004	$16.00	$8.00
Quarter ended March 31, 2004	$20.00	$5.60

*Adjusted	to account for a 4-to-1 reverse stock split on November 30, 2006.

As of October 2, 2006, there were approximately 501 stockholders or record of our common stock, and no preferred stockholders. The number of registered stockholders excludes any estimate by us of the number of beneficial owners of common shares held in street name. On February 28, 2007, the closing sale price of our common stock on the OTC Bulletin Board was $1.10 per share.

Reverse Stock Split

In November 2006, our board of directors and stockholders approved a one-for-four reverse stock split of our common stock. The reverse stock split took effect on November 30, 2006. As a result of the reverse stock split, every four shares of common stock were combined into one share of common stock, and any fractional shares created by the reverse stock split were rounded up to whole shares. The reverse stock split affected all of our common stock and warrants outstanding immediately prior to the effective time of the reverse stock split. The reverse stock split did not change the number of authorized shares of common stock, which authorizes us to issue up to 200,000,000 shares of common stock. Unless otherwise indicated, all references to common stock and per share amounts for all periods presented in this prospectus have been retroactively restated to reflect the reverse stock split.

Transfer Agent and Registrar

Our transfer agent and registrar is Continental Stock Transfer and Trust Company. Its address is 17 Battery Place, New York, New York 10004, and its telephone number is (212) 509-4000.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been little or no active market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, because the trading volume of our shares is currently low, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price or our shares, and may limit our ability to raise equity capital in the future. Assuming conversion of the outstanding debentures at a conversion price ranging from $0.768 to $1.056 per share, and full exercise of all warrants, we will have issued and outstanding a total number of shares of common stock ranging from 29,128,833 to 30,851,288 shares (excluding any potential effect of anti-dilution provisions). When a registration statement is declared effective by the SEC (referred to as the “effective date”) covering the underlying shares of common stock, these shares will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act (generally, officers, directors or 10% stockholders). See “Description of Capital Stock—Registration Rights” for additional information.

Assuming full registration of the shares covered by this prospectus, management estimates that approximately 19.0 million to 22.7 million shares of our common stock outstanding will be “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming full conversion of the debentures and exercise of the warrants. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: one percent (1%) of the number of shares of common stock then outstanding (which will equal approximately 1.18 million shares, assuming conversion of the debentures at the initial conversion price of $0.96) and the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Beginning 90 days after the effective date of our registration statement for the shares in this prospectus, any employee, officer or director of or consultant to us who purchases shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701 (if such plans are instituted and any plan shares are outstanding at that time). Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. In addition, we may in the future, file registration statements under the Securities Act to register shares to be issued pursuant to employee benefit plans. As a result, any options exercised under any benefit plans after the effectiveness of such registration statement will also be freely tradable in the public market, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of November 1, 2006, we had no outstanding options.

LEGAL MATTERS

Richardson & Patel LLP has rendered an opinion regarding the legality of the issuance of the shares of common stock being registered in this prospectus.

EXPERTS

Moore Stephens Wurth Frazer and Torbet, LLP, independent auditors, have audited our consolidated financial statements for each of the twelve month periods ending December 31, 2003, 2004 and 2005, and reviewed our interim consolidated financial statements for the period ending September 30, 2006, as set forth in their report. We have included our consolidated financial statements in this prospectus in reliance on the report of Moore Stephens, given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Reports filed with the SEC pursuant to the Exchange Act, including proxy statements, annual and quarterly reports, and other reports filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at the Headquarters Office, 100 F. Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. The Company’s filings are also available on the SEC’s internet site (http://www.sec.gov).

INTRODUCTORY NOTE REGARDING PARTIES IN FINANCIAL STATEMENTS

Profits Dreams Development Limited, a British Virgin Islands limited liability company (“PDD”), became our wholly-owned subsidiary by means of a reverse acquisition effective June 28, 2006. This transaction has been accounted for as a recapitalization of PDD where the Company (the legal acquirer) is considered the accounting acquiree and PDD (the legal acquiree) is considered the accounting acquirer. As a result of this transaction, the Company is deemed to be a continuation of the business of PDD. The financial statements included are the audited financial statements of PDD as of December 31, 2004 and 2005 and the unaudited financial statements as of September 30, 2006 and 2005 of the Company which is the continuation of the business of PDD.

We completed this transaction pursuant to an Agreement and Plan of Share Exchange dated June 22, 2006 (“Exchange Agreement”) by and among PDD, the PDD shareholders, Forever Rise Holdings Limited (“FRHL”) and the FRHL shareholders. Under the Exchange Agreement, we issued shares of our common stock (the “Company Shares”) to FRHL in exchange for 100% of the common stock of PDD. After giving effect to this transaction, FRHL became our majority stockholder, and PDD became our wholly-owned subsidiary. Without giving effect to the issuance of any additional shares in the Offering, FRHL holds 70% of our issued and outstanding common stock.

A copy of the Exchange Agreement has been filed as Exhibit 2.1 to our current report on Form 8-K filed June 28, 2006, and is available on the SEC’s website at www.sec.gov.

On November 30, 2006, we changed our corporate name from “WT Holdings Corporation” to “Asiamart, Inc.” by filing an amendment to our certificate of incorporation with the Delaware Secretary of State.

In the following financial statements of PDD, unless otherwise specifically stated, all references to common stock have been retroactively adjusted to account for our one-for-four reverse stock split on November 30, 2006.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Profits Dreams Development Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Profits Dreams Development Ltd. and Subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, comprehensive income and cash flows for the three year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (in the United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Profits Dreams Development Limited and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 of the consolidated financial statements, the Company has engaged in significant related party transactions.

/s/ Moore Stephens Wurth Frazer and Torbet, LLP

Moore Stephens Wurth Frazer and Torbet, LLP

Walnut, California

May 4, 2006

Profits Dreams Development Ltd. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2005 and 2004

	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$935,138	$418,921
Trade accounts receivable, less allowance for doubtful accounts of $19,350 at December 31, 2005 and zero at 2004	760,853	588,406
Trade accounts receivable—related party	339,577	320,991
Inventories	1,828,838	1,177,878
Due from directors and shareholders	3,746,673	956,751
Due from related parties	123,528	16,335
Deposits and prepaid expense	1,548,902	143,710
Other receivables	341,384	172,755

Total current assets	9,624,893	3,795,747

PROPERTY, PLANT AND EQUIPMENT, net	580,266	819,664

OTHER ASSETS:
Long-term loans, net	70,305	6,430
Long-term rental and utilities deposits	117,189	122,230
Property held-for-sale	419,250	—

Total other assets	606,744	128,660

Total assets	$10,811,903	$4,744,071

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	2,001,122	1,125,456
Accrued liabilities	748,138	732,536
Customer deposits	17,454	12,402
Due to shareholders	575,449	970,749
Taxes payable	1,086,395	304,105
Current maturities of long-term debt	503,018	9,668

Total current liabilities	4,931,576	3,154,916

Deferred tax liabilities	15,556	15,508
Long-term debts	378,262	13,122

Total non-current liabilities	393,818	28,630

Total liabilities	5,325,394	3,183,546

COMMITMENTS AND CONTINGENCIES (Note 12)
SHAREHOLDERS’ EQUITY:
Common stock, $1 par value, 50,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in-capital	387,000	—
Retained earnings	5,079,898	1,557,000
Accumulated other comprehensive income	18,611	2,525

Total shareholders’ equity	5,486,509	1,560,525

Total liabilities and shareholders’ equity	$10,811,903	$4,744,071

See report of independent registered public accounting firm

The accompanying notes are an integral part of this statement.

Profits Dreams Development Ltd. and Subsidiaries

Consolidated Statements of Income and Other Comprehensive Income

For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
SALES	$38,586,595	$34,326,163	$7,914,215
SALES—RELATED PARTY	7,561,445	1,403,757	—

TOTAL SALES	46,148,040	35,729,920	7,914,215
COST OF SALES	(25,673,819)	(21,939,481)	(7,529,921)

GROSS PROFIT	20,474,221	13,790,439	384,294
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(17,008,129)	(12,685,332)	(304,466)

INCOME FROM OPERATIONS	3,466,092	1,105,107	79,828
OTHER INCOME (EXPENSE), net	850,248	483,053	37,497

INCOME BEFORE PROVISION FOR INCOME TAXES	4,316,340	1,588,160	117,325
PROVISION FOR INCOME TAXES	(793,442)	(285,042)	(30,668)

NET INCOME	3,522,898	1,303,118	86,657
OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	16,086	1,633	892

COMPREHENSIVE INCOME	$3,538,984	$1,304,751	$87,549

See report of independent registered public accounting firm.

The accompanying notes are an integral part of this statement.

Profits Dreams Development Ltd. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

For the Years Ended December 31, 2005, 2004 and 2003

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Totals
BALANCE, January 1, 2003	1,000	$1,000	$—	$167,225	$—	$168,225
Net income	—	—	—	86,657	—	86,657
Foreign currency translation gain	—	—	—	—	892	892

BALANCE, December 31, 2003	1,000	1,000	—	253,882	892	255,774
Net income	—	—	—	1,303,118	—	1,303,118
Foreign currency translation gain	—	—	—	—	1,633	1,633

BALANCE, December 31, 2004	1,000	1,000	—	1,557,000	2,525	1,560,525
Payment for acquisition of subsidiary	—	—	387,000	—	—	387,000
Net Income	—	—	—	3,522,898	—	3,522,898
Foreign currency translation gain	—	—	—	—	16,086	16,086

BALANCE, December 31, 2005	1,000	$1,000	$387,000	$5,079,898	$18,611	$5,486,509

See report of independent registered public accounting firm.

The accompanying notes are an integral part of this statement.

Profits Dreams Development Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,522,898	$1,303,118	$86,657
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation, amortization and impairment loss	117,730	66,811	23,099
Loss on disposal of property and equipment	738	41,901	—
(Increase) decrease in assets:
Accounts receivable, trade	(165,739)	174,299	705,865
Inventories	(195,965)	(919,094)	(31,278)
Deposits, prepaid expense and other receivable	(1,065,219)	(391,698)	7,498
Increase (decrease) in liabilities:
Accounts payable	337,860	194,138	(314,707)
Accrued expenses and customers deposit	(284,893)	725,262	(12,345)
Taxes payable	778,861	264,833	15,041
Deferred tax liabilities	—	9,053	6,433

Net cash provided by operating activities	3,046,271	1,468,623	486,263

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in amounts due from shareholders	(2,689,930)	(812,651)	(72,397)
Increase in amounts due from related parties	(75,586)	(16,309)	—
Short-term loans to staff	(13,507)	(16,088)	(8,992)
Long-term loans to other parties	(63,652)	(12,198)	—
Acquisition of a subsidiary	128,928	—	—
Proceeds from disposal of property and equipment	90	159,216	—
Purchase of property and equipment	(89,896)	(1,000,349)	(226)

Net cash used in investing activities	(2,803,553)	(1,698,379)	(81,615)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in amounts due to shareholders	(525,644)	535,554	(336,142)
Proceeds from installment loan and capital leases	1,093,015	—	—
Repayment of installment loan	(22,199)	—	—
Repayment of capital lease obligations	(274,150)	(5,682)	(1,182)

Net cash provided by (used in) financing activities	271,022	529,872	(337,324)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	2,477	283	383

INCREASE IN CASH	516,217	300,399	67,707
CASH, beginning of year	418,921	118,522	50,815

CASH, end of year	$935,138	$418,921	$118,522

SUPPLEMENTAL DISCLOSURE INFORMATION
Interest expenses paid	$40,758	$5,564	$2,600

Income taxes paid	$14,581	$11,156	$9,195

NON-CASH TRANSACTIONS
Inception of capital lease arrangements in respect of property and equipment	$59,025	$25,680	$—

ACQUISITION OF A SUBSIDIARY (Note 8):
Consideration paid in cash	$(16,214)	$—	$—
Cash of the subsidiary acquired	145,142	—	—

Net cash acquired	$128,928	$—	$—

See report of independent registered public accounting firm

The accompanying notes are an integral part of this statement.

Profits Dreams Development Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2005, 2004 and 2003

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

Profits Dreams Development Ltd. (the “PDD”) was incorporated in the British Virgin Islands on July 26, 2002. PDD, through its subsidiaries, engages in trading of general merchandise and operates three discount shopping centers in Hong Kong. The following is a list of subsidiaries with 100% ownership as of December 31, 2005.

	Company name	Trade Name	Place of incorporation	Date of incorporation	Principal business
1	Raffle Limited	N/A	Hong Kong	August 7, 1998	Trading of general merchandise

2	Sure Profits Trading Limited	N/A	Hong Kong	August 3, 2001	Trading of general merchandise

3	Manigood International Industrial Limited	Hong Kong (Duty Free) Center	Hong Kong	December 15, 2003	Operating a discount shopping center in Hong Kong

4	Allied Fine Development Limited	Super Star Department Store	Hong Kong	September 19, 2003	Operating a discount shopping center in Hong Kong

5	Max Surplus International Development Limited	Golden Bauhinia Duty Free	Hong Kong	July 26, 2004	Operating a discount shopping center in Hong Kong

The Company’s outlets and discount shopping centers cater to tourists visiting Hong Kong from other parts of China (“mainland China”) who are transported directly to PDD’s shopping centers by a large network of travel companies and tour operators. PDD’s outlets and shopping centers offer the tourists discount prices on a limited selection of international branded and selected private label products in a wide range of merchandise categories such as consumer electronics, cosmetics, watches, dietary supplements, health care products and optical instruments. A number of travel companies and tour operators have agreements or arrangements with PDD to transport tourists from mainland China to PDD’s outlets and shopping centers for shopping.

All current operations and assets of PDD are located in Hong Kong.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Consolidation. The consolidated financial statements include the accounts of PDD and its subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

See report of independent registered public accounting firm.

Cash and cash equivalents. Cash and cash equivalents include cash on hand, demand and time deposits with banks and liquid investments with an original maturity of three months or less.

Accounts receivables. Accounts receivable consist primarily of trade receivables and amounts due from banks for customer credit card transactions. Accounts receivable are recognized and carried at original invoiced amount less an allowance for any uncollectible accounts. Management reviews and adjusts this allowance periodically based on historical experience, current economic climate as well as its evaluation of the collectibility of outstanding accounts. PDD evaluates the credit risks of its customers utilizing historical data and estimates of future performance.

Inventories. PDD values inventory at the lower of cost or market, using the first-in, first-out or weighted average method, and regularly reviews the book value of discontinued product lines and stock keeping units to determine if these items are properly valued. If the market value of the product is less than cost, the management will write down the related inventory to the estimated net realizable value. The management regularly evaluates the composition of its inventory to identify slow-moving and obsolete inventories to determine if additional write-downs are required. This valuation requires significant judgment from management as to the salability of its inventory based on forecasted sales. It is particularly difficult to judge the potential sales of new products. Should the forecasted sales not materialize, it would have a significant impact on the company’s results of operations and the valuation of its inventory, resulting in a charge to income in the period such determination is made.

Property, plant and equipment. Property, plant and equipment are recorded at cost less accumulated depreciation and amortization and impairment losses. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of property, plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Property, plant and equipment held-for-sale are measured at the lower of their carrying amount or fair value less cost to sell.

Depreciation or amortization for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets as follows:

Leasehold properties	the shorter of the useful life or the remaining lease term
Leasehold improvements	the shorter of the useful life or the remaining lease term
Furniture and fixtures	5 years
Motor vehicles	5 years
Office equipment	5 years

Capital leases. Leases that transfer substantially all the rewards and risks of ownership to the lessee, other than legal title, are accounted for as capital leases. Substantially all of the risks or benefits of ownership are deemed to have been transferred if any one of the four criteria is met: (i) transfer of ownership to the lessee at the end of the lease term, (ii) the lease containing a bargain purchase option, (iii) the lease term exceeding 75% of the estimated economic life of the leased asset, (iv) the present value of the minimum lease payments exceeding 90% of the fair value. At the inception of a capital lease, PDD as the lessee records an asset and an obligation at an amount equal to the present value of the minimum lease payments. The leased asset is amortized over the shorter of the lease term or its estimated useful life if title does not transfer to PDD, while the leased asset is depreciated in accordance with PDD’s normal depreciation policy if the title is to eventually transfer to PDD. The periodic rent payments made during the lease term are allocated between a reduction in the obligation and interest element using the effective interest method in accordance with APB Opinion No. 21, Interest on Receivables and Payables.

Leases involving part of a building. PDD accounts for its leasehold properties as capital leases in accordance with SFAS No. 13, Accounting for Lease, which requires that a lease involving only part of a building be accounted for as a capital lease, if the fair value of the leasehold property cannot be objectively determinable and if the term of the lease is 75% or more of the estimated remaining economic life of the building in which the leased premises are located.

Operating leases. PDD accounts for a lease agreement as an operating lease if the lease meets none of the four criteria for a capital lease. Rental payments under operating leases are charged to expense on a straight-line basis over the lease term. Rent holidays are considered in the determining straight-line rent expense for operating leases.

Impairment of long-lived assets. PDD accounts for impairment of property, plant and equipment and amortizable intangible assets in accordance with SFAS No. 144, Accounting for Impairment of Long-Lived Assets to be Disposed Of, which requires PDD to evaluate a long-lived asset for recoverability when there is event or circumstance that indicates the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset’s (or asset group’s) fair value.

Comprehensive income. SFAS No. 130, Reporting Comprehensive Income, requires disclosure of all components of comprehensive income and loss on an annual and interim basis. Comprehensive income and loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

Revenue recognition. Revenue of PDD includes sales. Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured.

Sales revenue is recognized net of sales discount and actual returns at the time when the merchandise is sold to the customer. Based on historical experience, management estimates that sales returns are immaterial and has not made allowance for estimated sales returns.

Employees’ benefits and pension obligations. Mandatory contributions of five percent of gross salary payments, subject to certain minimum and maximum levels, are made to defined contribution Mandatory Provident Fund schemes (“MPF schemes”) pursuant to the laws of Hong Kong. These contributions are charged to expense in the same period as the related salary cost. Total contributions made by PDD to the MPF schemes were $151,160, $83,402 and $3,994 for the years ended December 31, 2005, 2004 and 2003, respectively.

Income taxes. PDD accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before PDD is able to realize their benefits, or that future deductibility is uncertain.

Foreign currency translation. PDD uses the United States dollar (“U.S. dollars”) for financial reporting purposes. PDD’s subsidiaries maintain their books and records in their functional currency, being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, PDD translates the subsidiaries’ assets and liabilities into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, and their statements of income are translated at average exchange rates during the reporting period. Adjustments resulting from the translation of the subsidiaries’ financial statements are recorded as accumulated other comprehensive income.

Financial instruments. PDD values its financial instruments as required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by PDD, using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

PDD’s financial instruments primarily consist of cash and cash equivalents, trade accounts receivable, other current assets; trade accounts payable, accrued expenses, other current liabilities, capital lease obligations and installment loan.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective year ends.

Concentrations of credit risk. Financial instruments potentially subject PDD to significant concentrations of credit risk consist of trade accounts receivable. Credit is extended to customers based on the evaluation of their financial condition and collateral is not required. PDD performs ongoing assessment of its customers and maintains an allowance for doubtful accounts.

No single external customer exceeded 10% of PDD’s total revenues in 2005 or 2004.

Related parties. Parties are considered to be related to PDD if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party, in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Recently issued accounting pronouncements. In March 2004, the FASB issued EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired; however, the disclosure requirements are effective for annual periods ending after June 15, 2004. The adoption of DITF 03-1 did not have a material impact on PDD’s financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges…” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities.

The provisions of SFAS 151 shall be applied prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued. PDD’s adoption of SFAS No.151 is not currently expected to have a material impact on PDD’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), “Share-Based Payment”, which amends FASB Statement No. 123 and will be effective for public companies for interim or annual periods beginning after June 15, 2005. The revised standard requires, among other things that compensation cost for employee stock options be measured at fair value on the grant date and charged to expense over the employee’s requisite service period for the option. Due to the absence of observable market prices for employee stock options, the standard indicates that the fair value of most stock options will be determined using an option-pricing model. PDD’s adoption of SFAS No. 123(R) is not currently expected to have a material impact on PDD’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. PDD’s adoption of SFAS No. 153 is not expected to have a material impact on PDD’s financial position or results of operations.

In March 2005, the FASB published FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” which clarifies that the term, conditional asset retirement obligations, as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of PDD’s fiscal 2006. The adoption of this Interpretation is not expected to have a material effect on PDD’s consolidated financial position or results of operations.

In June 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections” (“SFAS No.154”). SFAS No.154 replaces APB No.20 (“APB 20”) and SFAS No.3, “Reporting Accounting Changes in Interim Financial Statements,” and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle whereas SFAS No.154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, unless it is impracticable. SFAS No.154 enhances the consistency of financial information between periods. SFAS No.154 will be effective beginning with PDD’s first quarter of fiscal year 2006. PDD does not expect that the adoption of SFAS No.154 will have a material impact on its results of operations, financial position or cash flows.

In June 2005, the EITF reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements” (EITF 05-06). EITF 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease, collectively referred to as subsequently acquired leasehold improvements). EITF 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (a) the subsequently acquired leasehold improvements’ useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB’s ratification, which was on June 29, 2005. PDD does not anticipate that EITF 05-06 will have a material impact on its consolidated results of operations.

In July 2005, the Financial Accounting Standards Board (FASB) issued an Exposure Draft of a proposed Interpretation “Accounting for Uncertain Tax Positions—an interpretation of FASB Statement No.109.” Under the proposed Interpretation, a company would recognize in its financial statements its best estimate of the benefit of a tax position, only if the tax position is considered probable of being sustained on audit based solely on the technical merits of the tax position. In evaluating whether the probable recognition threshold has been met, the proposed Interpretation would require the presumption that the tax position will be evaluated during an audit by taxing authorities. The proposed Interpretation would be effective as of the end of the first fiscal year ending after December 15, 2005, with a cumulative effect of a change in accounting principle to be recorded upon the initial adoption. The proposed Interpretation would apply to all tax positions and only benefits from tax positions that meet the probable recognition threshold at or after the effective date would be recognized. PDD is currently analyzing the proposed Interpretation and has not determined its potential impact on our Consolidated Financial Statements. While we cannot predict with certainty the rules in the final Interpretation, there is risk that the final Interpretation could result in a cumulative effect charge to earnings upon adoption, increases in future effective tax rates, and/or increases in future interperiod effective tax rate volatility.

In October 2005, FASB Staff Position (FSB) FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” was issued. This FSP concluded that rental costs associated with ground or building operating leases that are incurred during a construction period be expensed. The guidance in the FSP is required to be applied to the first reporting period beginning after December 15, 2005. The adoption of this pronouncement is not expected to have a material impact on PDD’s financial position or results of operations.

3. ACCOUNTS RECEIVABLE, TRADE

Accounts receivable consist of the following as of December 31,

	2005	2004
Accounts receivable	$741,527	$563,164
Amounts due from banks for customer credit card transactions	38,676	25,242
Less allowance for doubtful accounts	(19,350)	—

Accounts receivable, trade, net	$760,853	$588,406

4. INVENTORIES

Inventories consist of the following as of December 31,

	2005	2004
Merchandise	$2,097,461	$1,375,466
Less valuation allowance	(268,623)	(197,588)

Total	$1,828,838	$1,177,878

5. LONG-TERM LOANS

Long-term loans consist of the following as of December 31,

	2005	2004
Employee loan unsecured and non-interest bearing payable after one year, but without a fixed repayment term	$11,610	$12,217
Unsecured, non-interest bearing, 2-year term loan to a travel agency	64,500	—

	76,110	12,217
Less: Allowance for doubtful accounts	(5,805)	(5,787)

Total long-term loans, net	$70,305	$6,430

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following as of December 31,

	2005	2004
Property under capital lease	$—	$432,051
Leasehold improvements	406,749	254,198
Furniture and fixtures	75,190	36,003
Office equipment	216,978	145,801
Motor vehicles	130,080	56,985

	828,997	925,038
Less: Accumulated depreciation, amortization and impairment loss	(248,731)	(105,374)

Property, plant and equipment, net	$580,266	$819,664

The depreciation and amortization expenses of property, plant and equipment for the years ended December 31, 2005, 2004 and 2003 were $117,730, $55,240 and $23,099, respectively.

An impairment loss of $11,571 was recognized for the year ended December 31, 2004 to write down the carrying amount of the property under capital lease to its fair value. Accumulated depreciation on the property under the capital lease at December 31, 2004 was $2,512.

In December 2005, PDD signed a sale and purchase agreement to dispose of the property under a capital lease to the wife of a director for $419,250 of cash. The transaction was closed and completed in February 2006. As a result, the property has been classified as held-for-sale and presented separately from property, plant and equipment as of December 31, 2005. See Note 10.

Property, plant and equipment include certain capitalized leases. The following is a schedule, by year, of the future minimum lease payments under these leases, together with the present value of the net minimum lease payments as of December 31, 2005:

Year ending December 31,
2006	$483,611
2007	341,816
2008	41,373
2009 and thereafter	—

Total minimum lease payments	866,800
Less amount representing interest	(66,450)

Total present value of minimum lease payments	800,350
Less current portion of such obligations	(434,256)

Long-term capital leases obligations, net	$366,094

Amortization expense of leased property and equipment for the years ended December 31, 2005, 2004 and 2003 was $27,271, $6,688 and $1,336, respectively.

7. LONG-TERM DEBTS

	2005	2004
Installment loan from a finance company, with effective annual interest rate of 10.4%, due February 21, 2007, guaranteed by one of the Company’s directors	$80,930	$—
Capital lease obligations (see Note 6)	800,350	22,790

Total	881,280	22,790
Less current maturities	(503,018)	(9,668)

Total long-term debts, net of current maturities	$378,262	$13,122

The maturities of the installment loan for the next five years are as follows:

Year ending December 31,
2006	$68,762
2007	12,168
2008 and thereafter	—

Total	80,930
Less current maturities	(68,762)

Total long-term debts, net of current maturities	$12,168

8. ACQUISITION

On December 15, 2005, PDD acquired 100% of the outstanding common shares of Max Surplus International Development Limited (“Max Surplus”) for approximately $403,000, including $16,000 of cash and common stock valued at $387,000 to be issued by a public company with which PDD shall merge by way of reverse acquisition. Max Surplus operates a discount shopping center in Hong Kong selling cell phones, small appliances, electronics, cameras and supplies, health and beauty products to tourists from mainland China. See Note 10.

Max Surplus’ results of operations, which were not material to PDD for the year ended December 31, 2005, have been included in PDD’s consolidated financial statements since the acquisition date.

The following table summarizes the approximate estimated fair values of the assets acquired and liabilities assumed at the acquisition date. Management estimates that the fair values of the assets and liabilities of Max Surplus at the acquisition date were not materially different from their cost.

Amount
Cash	$145,000
Other current assets	1,078,000
Property and equipment	146,000

Total assets acquired	1,369,000
Current liabilities	(837,000)
Shareholder’s loan	(129,000)

Net assets acquired	$403,000

9. INCOME TAXES

PDD being registered in the British Virgin Islands is not subject to any income tax and conducts all of its business through its subsidiaries. PDD’s subsidiaries are all registered in Hong Kong and subject to Hong Kong profits tax. Pursuant to Hong Kong tax law, profits tax is imposed at the rate of 17.5%.

Significant components of the provision for income taxes are as follows:

	2005	2004	2003
Hong Kong profits tax:
Current	$793,442	$275,989	$24,235
Deferred	—	9,053	6,433

Total	$793,442	$285,042	$30,668

The following table reconciles the U.S. statutory rates to PDD’s effective tax rate:

	2005	2004	2003
U.S. Statutory rate	34%	34%	34%
Foreign income not recognized in the U.S.	(34)%	(34)%	(34)%
Hong Kong statutory rate	17.5%	17.5%	17.5%
Other	0.9%	0.4%	8.6%

Effective income tax rate	18.4%	17.9%	26.1%

10. RELATED PARTY TRANSACTIONS

Accounts receivable, trade and sales — related party

	2005	2004
China World Development Limited (a company controlled by Mr. Ricky Kee Kwong Tsoi, a director of the Company)	$339,577	$121,449
Max Surplus International Development Limited (see note 8)	—	199,542

	339,577	320,991

Trade accounts receivable from related party arose from sales to those related companies in the ordinary course of PDD’s business.

Amounts due from/to directors, shareholders or related parties

	2005	2004
Due from directors/shareholders:
Mr. Ricky Kee Kwong Tsoi, Chief Executive Officer	$2,407,834	$764,974
Mr. Alex Chun Shan Yue, Chairman	828,703	50,537
Mr. Danny Sau Kwong Leung, Chief Operating Officer	79,335	49,511
Mr. Kay Yiu Choi, a brother of Mr. Ricky Kee Kwong Tsoi	64,500	—
Mr. Ip Chung Sang, a director of the Company’s subsidiary	36,257	4,978
Mr. Ngan Chun Man, a director of the Company’s subsidiary	11,625	3,538
LTT Technologies Ltd., a company controlled by Mr. Ricky Kee Kwong Tsoi and Mr. Alex Chun Shan Yue	318,419	83,213

	3,746,673	956,751

Due from related parties:
Max Surplus International Development Limited (see Note 8)	$—	$16,335
Maximum Media Ltd., a company owned by Mr. Ricky Kee Kwong Tsoi and Mr. Alex Chun Shan Yue	4,140	—
Horizon Corporation Limited, intermediate holding company	119,388	—

	123,528	16,335

Balances with directors, related parties or companies represent advances to or loans from the respective directors or related parties or companies. These balances are interest free and unsecured and have no fixed repayment date. Amounts due from directors/shareholders have been settled by way of setoff against the dividends declared and payable on January 17, 2006 as discussed below.

Subsequent to the end of fiscal year 2005, on January 17, 2006, PDD declared a special dividend of $4,666,180 to its shareholders, which shall be paid partially by way of setoff against the amounts due from the shareholders and partially in cash. See Note 14.

Other Transactions

During the years ended December 31, 2005 and 2004, PDD earned sales revenue of $1,197,278 and $164,239, respectively from China World Development limited, a related company which is controlled by Mr. Ricky Kee Kwong Tsoi, a director and shareholder of PDD.

Before the acquisition of Max Surplus (see Note 8), Max Surplus was held 50% by Mr. Ricky Kee Kwong Tsoi, currently a director and officer of the Company, and 50% by an unrelated party. PDD’s sales to Max Surplus amounted to $6,364,167 and $1,239,518, and PDD’s purchases from Max Surplus amounted to $1,299,554 and $128,571 for the years ended December 31, 2005 and 2004, respectively. In November 2004, PDD transferred the business of a discount shopping center together with the related rental deposit, leasehold improvements, furniture and fixtures to Max Surplus for a total consideration of $159,216 cash. As a result, PDD recorded a loss on disposal of $41,901 for the year ended December 31, 2004.

On December 15, 2005, PDD acquired 50% of the outstanding common shares of Max Surplus from Mr. Ricky Kee Kwong Tsoi, a director of PDD, for approximately $201,500, including $8,000 of cash and common stock valued at $193,500 to be issued by a public company with which PDD shall merge by way of reverse acquisition. See Note 8.

On November 24, 2005, PDD signed a sale and purchase agreement with Ms. Cheng Shuk Wan, the wife of Mr. Ricky Kee Kwong Tsoi, a director of PDD, whereby PDD disposed of a property under capital lease to Ms. Cheng Shuk Wan for $419,250 of cash. The transaction was closed and completed on February 2, 2006. See Note 6.

11. OTHER INCOME (EXPENSES)

	2005	2004	2003
Income from concessionaire sales	$19,670	$—	$—
Rental income	44,389	5,264	—
Net foreign exchange gain	782,197	483,462	204
Interest income	77	1	—
Others	45,411	41,791	39,893
Loss on disposal of property and equipment	(738)	(41,901)	—
Finance costs	(40,758)	(5,564)	(2,600)

	$850,248	$483,053	$37,497

12. COMMITMENTS AND CONTINGENCIES

Operating lease commitments. PDD has entered into several tenancy agreements for office premises and outlets. PDD’s commitments for minimum lease payments under these leases for the next five years and thereafter are as follows:

Year ending December 31,
2006	$574,498
2007	358,721
2008	123,840
2009	61,920
2010 and thereafter	—

Total rent expense for the years ended December 31, 2005, 2004 and 2003 consisted of the following:

	2005	2004	2003
Minimum lease payments	$480,751	$240,721	$34,048
Contingent rent	179,855	393,542	—

Total	$660,606	$634,263	$34,048

13. SEGMENT INFORMATION

PDD’s operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. PDD identifies its reportable segments based on management responsibility: (i) the trading segment, and (ii) the retail segment.

Information on segments and the reconciliation to income from operations before income taxes are as follows:

Year ended December 31, 2005	Trading	Retail	Consolidated
Total segment revenues	$22,837,619	$36,054,114	$58,891,733
Intersegment revenue	(12,743,693)	—	(12,743,693)

Revenue from external customers	$10,093,926	$36,054,114	$46,148,040

Total segment profits	$1,750,084	$2,579,391	$4,329,475
Intersegment profits	(13,135)	—	(13,135)

Income before income taxes	$1,736,949	$2,579,391	$4,316,340

Included in segment profits:
Depreciation and amortization	$48,048	$69,682	$117,730
Interest expense	$40,758	$—	$40,758
Total segment assets	$5,121,931	$6,948,566	$12,070,497
Intersegment receivables	(1,258,594)	—	(1,258,594)

Total assets	$3,863,337	$6,948,566	$10,811,903

Expenditure for segment assets	$98,874	$50,047	$148,921

Year ended December 31, 2004
Total segment revenues	$21,572,991	$27,740,129	$49,313,120
Intersegment revenue	(13,583,200)	—	(13,583,200)

Revenue from external customers	$7,989,791	$27,740,129	$35,729,920

Total segment profits	$546,489	$1,080,680	$1,627,169
Intersegment profits	(39,009)	—	(39,009)

Income before income taxes	$507,480	$1,080,680	$1,588,160

Included in segment profits:
Depreciation and amortization	$28,484	$26,756	$55,240
Interest expense	$5,564	$—	$5,564
Total segment assets	$2,807,887	$2,872,782	$5,680,669
Intersegment receivables	(936,598)	—	(936,598)

Total assets	$1,871,289	$2,872,782	$4,744,071

Expenditure for segment assets	$488,769	$537,260	$1,026,029

Year ended December 31, 2003
Total segment revenue	$7,914,215	$—	$7,914,215
Intersegment revenue	—	—	—

Revenue from external customers	$7,914,215	$—	$7,914,215

Total segment profits	$117,325	$—	$117,325
Intersegment profits	—	—	—

Income before income taxes	$117,325	$—	$117,325

Included in segment profits:
Depreciation and amortization	$23,099	$—	$23,099
Interest expense	$2,600	$—	$2,600
Segment assets	$1,724,730	$—	$1,724,730
Expenditure for segment assets	$226	$—	$226

14. SUBSEQUENT EVENTS

Dividend

Subsequent to the end of fiscal year 2005, on January 17, 2006, PDD declared a special dividend of $4,666,180 to its shareholders, which shall be paid partially by way of setoff against the amounts due from the shareholders and partially in cash. See Note 10.

Agreement and Plan of Share Exchange

On June 22, 2006, WT Holdings Corporation, a Delaware corporation (formerly Fortune Entertainment Corporation) (the “Registrant” or “WT Holdings”) executed an Agreement and Plan of Share Exchange (“Exchange Agreement”) by and among WT Holdings on the one hand, and Horizon Corporation, a Hong Kong corporation (“Horizon”), Ricky Kee Kwong Tsoi and Alex Chun Shan Yue as the shareholders (the “PDD Shareholders”) of Profits Dreams Development Ltd. (“PDD”), and the shareholders (the “FRHL Shareholders”) of Forever Rise Holding Limited (“FRHL”) on the other hand. Prior to the Exchange Agreement, FRHL was the parent company of Horizon, which in turn was the parent company of PDD, which in turn owns five operating subsidiaries.

The Exchange Agreement provides for (i) the acquisition by WT Holdings of all of the issued and outstanding shares of capital stock of PDD, consisting of a total of 1,000 ordinary shares (collectively, the “PDD Shares”), such that PDD shall become a wholly owned subsidiary of WT Holdings; and in exchange therefor (ii) the issuance by WT Holdings at the closing of an aggregate of 68,699,565 shares of restricted common stock of WT Holdings (collectively, the “WT Shares”) to the PDD Shareholders, or their assigns, which shall constitute 70% of the issued and outstanding common stock of WT Holdings immediately after closing of the transaction.

In accordance with the Accounting and Financial Reporting Interpretations and Guidance prepared by the staff of the U.S. Securities and Exchange Commission, WT Holdings (the legal acquirer) is considered the accounting acquiree and PDD (the legal acquiree) is considered the accounting acquirer. The consolidated financial statements of the combined entity will in substance be those of PDD, with the assets and liabilities, and revenues and expenses, of WT Holdings being included effective from the date of consummation of the Exchange Transaction. WT Holdings is deemed to be a continuation of the business of PDD. The outstanding stock of WT prior to the Exchange Transaction will be accounted for at their net book value and no goodwill will be recognized.

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

ASIAMART, INC.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

	September 30, 2006 (Unaudited)	December 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$567,989	$935,138
Trade accounts receivable, less allowance for doubtful accounts of $19,260 at September 30, 2006 and $19,350 at December 31, 2005	3,138,162	760,853
Trade accounts receivable - related party	—	339,577
Inventories	1,594,117	1,828,838
Due from directors / shareholders		3,746,673
Due from related parties	334	123,528
Deposits and prepaid expense	1,321,348	1,548,902
Other receivables	1,787,771	341,384

Total current assets	8,409,721	9,624,893

PROPERTY AND EQUIPMENT, net	673,241	580,266

OTHER ASSETS:
Long-term loan, net	—	70,305
Long-term rental and utilities deposits	116,644	117,189
Property held-for-sale	—	419,250

Total other assets	116,644	606,744

Total assets	$9,199,606	$10,811,903

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	2,254,071	2,001,122
Accrued liabilities	760,348	748,138
Customer deposits	16,988	17,454
Due to shareholders	286,113	575,449
Taxes payable	1,487,055	1,086,395
Current maturities of long-term debt	484,304	503,018

Total current liabilities	5,288,879	4,931,576

Deferred tax liabilities	15,483	15,556
Long-term debt	288,459	378,262

Total non-current liabilities	303,942	393,818

Total liabilities	5,592,821	5,325,394

COMMITMENTS AND CONTINGENCIES (Note 13)
SHAREHOLDERS’ EQUITY:
Common stock, $0.0001 par value, 200,000,000 shares authorized, 24,535,620 shares issued and outstanding at December 31, 2005 and September 30, 2006	2,454	2,454
Additional paid-in-capital	385,546	385,546
Retained earnings	3,213,311	5,079,898
Accumulated other comprehensive income	5,474	18,611

Total shareholders’ equity	3,606,785	5,486,509

Total liabilities and shareholders’ equity	$9,199,606	$10,811,903

The accompanying notes are an integral part of this statement.

ASIAMART, INC.

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

	Three months ended		Nine months ended
	September 30		September 30
	2006 Unaudited	2005 Unaudited	2006 Unaudited	2005 Unaudited
SALES	$11,987,991	$8,541,993	$41,589,214	$26,186,904
SALES - RELATED PARTY	—	2,146,630	63,881	5,756,945

TOTAL SALES	11,987,991	10,688,623	41,653,095	31,943,849
COST OF SALES	5,593,468	5,810,688	19,482,643	17,939,672

GROSS PROFIT	6,394,523	4,877,935	22,170,452	14,004,177
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	5,861,641	4,024,833	19,749,599	11,719,058
MERGER TRANSACTION EXPENSE	—	—	855,867	—

INCOME FROM OPERATIONS	532,882	853,102	1,564,986	2,285,119
OTHER INCOME, net	569,822	206,146	1,656,670	536,402

INCOME BEFORE PROVISION FOR INCOME TAXES	1,102,704	1,059,248	3,221,656	2,821,521
PROVISION (CREDIT) FOR INCOME TAXES	(23,896)	191,160	436,760	509,479

NET INCOME	1,126,600	868,088	2,784,896	2,312,042
OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	(4,789)	6,070	(13,137)	11,558

COMPREHENSIVE INCOME	$1,121,811	$874,158	$2,771,759	$2,323,600

BASIC AND DILUTED INCOME PER COMMON SHARE	0.045	0.035	0.113	0.094

BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	24,535,620	24,535,620	24,535,620	24,535,620

The accompanying notes are an integral part of this statement.

ASIAMART, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(UNAUDITED)

	Common Stock		Additional Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Totals
	Number of shares	Amount

BALANCE, January 1, 2005	24,535,620	$2,454	$(1,454)	$1,557,000	$2,525	$1,560,525
Net income				2,312,042		2,312,042
Foreign currency translation gain					11,558	11,558

BALANCE, September 30, 2005	24,535,620	2,454	(1,454)	3,869,042	14,083	3,884,125
Net income				1,210,856		1,210,856
Payment for acquisition of subsidiary			387,000			387,000
Foreign currency translation gain					4,528	4,528

BALANCE, December 31, 2005	24,535,620	2,454	385,546	5,079,898	18,611	5,486,509
Net Income				2,784,896		2,784,896
2006 Special Dividend				(4,651,483)		(4,651,483)
Foreign currency translation loss					(13,137)	(13,137)

BALANCE, September 30, 2006	24,535,620	$2,454	$385,546	$3,213,311	$5,474	$3,606,785

The accompanying notes are an integral part of this statement.

ASIAMART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

	September 30, 2006 (Unaudited)	September 30, 2005 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,784,896	$2,312,042
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	143,234	85,454
Loss on sale of assets	302	524
(Increase) decrease in assets:
Accounts receivable, trade	(2,045,669)	(314,197)
Inventories	226,937	(95,877)
Deposits, prepaid expense and other receivable	(1,231,543)	(672,403)
Increase (decrease) in liabilities:
Accounts payable	263,093	428,505
Accrued expenses and customers deposit	15,354	(159,634)
Taxes payable	407,008	506,991

Net cash provided by operating activities	563,612	2,091,405

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in amounts due from shareholders	3,740,819	(1,794,214)
Decrease (increase) in amounts due from related parties	123,346	(246,716)
Proceeds from (payment to) long-term loan receivables	70,201	(261,178)
Proceeds from disposal of property and equipment	465,124
Purchase of property and equipment	(371,825)	(108,664)

Net cash provided by (used in) investing activities	4,027,665	(2,410,772)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in amounts due to shareholders	(201,757)	(542,313)
Payment of special dividend	(4,651,483)	—
Proceeds from installment loan	—	102,768
Repayment of installment loan	(50,823)	(6,138)
Proceeds from capital lease	356,084	829,725
Repayment of capital lease obligations	(410,012)	(187,330)

Net cash (used in) provided by financing activities	(4,957,991)	196,712

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(435)	506

DECREASE IN CASH	(367,149)	(122,149)
CASH, beginning of period	935,138	418,921

CASH, end of period	$567,989	$296,772

SUPPLEMENTAL DISCLOSURE INFORMATION
Interest expense paid	$39,424	$21,801

Income taxes paid	$15,793	$2,485

The accompanying notes are an integral part of this statement.

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION

WT Holdings Corporation (the “Company”) is a Delaware corporation that was incorporated under the laws of the State of Delaware on August 25, 1997.

The Company was involved in developing gaming and entertainment products, and as of December 31, 2001, the Company discontinued these operations. The Company began a new development stage commencing January 2002, when it began searching for a new business combination.

Effective August 13, 2004, the Company acquired the outstanding equity interest in two related companies, Diabetes Education Sources, LLC (“DES”) and Freedom Medical Sources, LLC (“FMS”), pursuant to a Membership Interest Purchase Agreement among the Company, DES and FMS. Pursuant to the agreement, the Company issued an aggregate of 10,000,000 shares of restricted stock (500,000 shares after giving effect to the Reverse Stock Split) to the members of DES and FMS in exchange for 100% of the outstanding membership interest in each entity. As a result of the transactions, DES and FMS became wholly-owned subsidiaries of the Company. In a contemporaneous transaction, the Company acquired certain assets, and assumed certain liabilities, all of which are used in the business of DES and FMS, from Alpha & Omega Marketing and Distribution (“Alpha”), an entity affiliated with DES and FMS. Pursuant to an asset purchase agreement between the Company and Alpha, the Company issued 4,670,000 shares of restricted common stock (233,500 shares after giving effect to the Reverse Stock Split) to Alpha in exchange for assets consisting of cash accounts, fixed assets, automobiles, a security deposit, and loan receivables (primarily loan receivables from DES and FMS). The Company canceled the loan receivables due from DES and FMS.

By mutual agreement of the parties, an agreement to rescind the DES/FMS transactions consummated in August 2004 was voted on and passed by the Board of Directors. An ongoing need to attract the additional capital necessary to sustain the infrastructure necessary for growing the businesses and a failure to reach projected sales and revenue projections precipitated these actions. The DES/FMS LLCs were returned to selling members along with all licenses and registrations. All shares issued, and assets and liabilities transferred remain in place.

On November 21, 2005, the Company entered into a Securities Purchase Agreement with Central Class Group Limited. In addition, prior to the date of the Securities Purchase Agreement, Central Class Group Limited acquired approximately 17,271,422 shares of common stock (863,571 shares after giving effect to the Reverse Stock Split) from existing stockholders of the Company in a series of private stock purchase transactions. In connection with these transactions, the Company was reorganized. Under the Securities Purchase Agreement, WB Capital Group and Central Class Group Limited provided a certain amount of capital to the Company in exchange for a promissory note and common stock. The Company used the proceeds from the transaction to pay its creditors and settle its debt.

Effective April 4, 2006, the Company effected a one-for-twenty (1:20) reverse stock split of its common stock.

On June 22, 2006, the Company executed an Agreement and Plan of Share Exchange (“Exchange Agreement”) by and among the Company on the one hand, and Horizon Corporation Limited, a Hong Kong corporation (“Horizon”), Mr. Ricky Kee Kwong Tsoi and Mr. Alex Chun Shan Yue as the shareholders (the “PDD Shareholders”) of Profits Dreams Development Ltd. (“PDD”), and the shareholders (the “FRHL Shareholders”) of Forever Rise Holdings Limited (“FRHL”) on the other hand. Prior to the Exchange Agreement, FRHL was the parent company of Horizon, which in turn was the parent company of PDD, which in turn owns five operating subsidiaries. The business and operations of the Horizon Group are more fully described below.

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

The Exchange Agreement provides for (i) the acquisition by the Company of all of the issued and outstanding shares of capital stock of PDD, consisting of a total of 1,000 ordinary shares (collectively, the “PDD Shares”), such that PDD shall become a wholly owned subsidiary of the Company; and in exchange therefore (ii) the issuance by the Company at the closing of an aggregate of 68,699,565 shares of restricted common stock of the Company to the PDD Shareholders, or their assigns, which shall constitute 70% of the issued and outstanding common stock of the Company immediately after closing of the transaction.

In accordance with the Accounting and Financial Reporting Interpretations and Guidance prepared by the staff of the U.S. Securities and Exchange Commission, the Company (the legal acquirer) is considered the accounting acquiree and PDD (the legal acquiree) is considered the accounting acquirer. The consolidated financial statements of the combined entity will in substance be those of PDD, with the assets and liabilities, and revenues and expenses, of the Company being included effective from the date of consummation of the Exchange Transaction. The Company is deemed to be a continuation of the business of PDD. The outstanding stock of the Company prior to the Exchange Transaction will be accounted for at their net book value and no goodwill will be recognized.

As a result of the Exchange Agreement with the Horizon Group, the Company acquired 100% of the capital stock of PDD. From and after the Closing Date of the Exchange Agreement, the Company’s primary operations consist of the retail and trading operations of the Horizon Group, which are conducted through the five operating subsidiaries in Hong Kong.

The parties’ completion of the transactions contemplated under the Exchange Agreement were subject to the satisfaction of certain contingencies including execution and delivery of an escrow agreement in connection with the share exchange. The directors of the Company, the directors of the Horizon Group entities, and the respective shareholders of the Company and the Horizon Group have approved the Exchange Agreement and the transactions contemplated there under. All parties having satisfied the requisite contingencies, the closing of this transaction occurred on June 28, 2006.

PDD was incorporated in the British Virgin Islands on July 26, 2002. PDD, through its subsidiaries, engages in trading of general merchandise and operates three discount shopping centers in Hong Kong. The following is a list of subsidiaries with 100% ownership as of September 30, 2006.

	Company name	Trade Name	Place of incorporation	Date of incorporation	Principal business

1	Raffle Limited	N/A	Hong Kong	August 7, 1998	Trading of general merchandise

2	Sure Profits Trading Limited	N/A	Hong Kong	August 3, 2001	Trading of general merchandise

3	Manigood International Industrial Limited	Hong Kong (Duty Free) Center	Hong Kong	December 15, 2003	Operating a retail store in Hong Kong

4	Allied Fine Development Limited	Super Star Department Store	Hong Kong	September 19, 2003	Operating a retail store in Hong Kong

5	Max Surplus International Development Limited (“Max Surplus”)	Golden Bauhinia Duty Free	Hong Kong	July 26, 2004	Operating a retail store in Hong Kong

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

PDD’s outlets and discount shopping centers cater to tourists visiting Hong Kong from other parts of China (“mainland China”) who are brought directly to the Company’s shopping centers by a large network of travel companies and tour operators. PDD’s outlets and shopping centers offer the tourists discount prices on a limited selection of international branded and selected private label products in a wide range of merchandise categories such as consumer electronics, cosmetics, watches, dietary supplements, health care products and optical instruments. A number of travel companies and tour operators have agreements or arrangements with PDD to transport tourists from mainland China to the PDD’s outlets and shopping centers for shopping.

All current operations and assets of PDD are located in Hong Kong.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions have been eliminated in the consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand and time deposits with banks and liquid investments with an original maturity of three months or less.

Accounts receivable

Accounts receivable consist primarily of trade receivables and amounts due from banks for customer credit card transactions. Accounts receivable are recognized and carried at original invoiced amount less an allowance for any uncollectible accounts. Management reviews and adjusts this allowance periodically based on historical experience, current economic climate as well as its evaluation of the collectibility of outstanding accounts. The Company evaluates the credit risks of its customers utilizing historical data and estimates of future performance.

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

The Company values inventory at the lower of cost or market, using the first-in, first-out or weighted average method, and regularly reviews the book value of discontinued product lines and stock keeping units to determine if these items are properly valued. If the market value of the product is less than cost, the management will write down the related inventory to the estimated net realizable value. The management regularly evaluates the composition of its inventory to identify slow-moving and obsolete inventories to determine if additional write-downs are required. This valuation requires significant judgment from management as to the salability of its inventory based on forecasted sales. It is particularly difficult to judge the potential sales of new products. Should the forecasted sales not materialize, it would have a significant impact on the Company’s results of operations and the valuation of its inventory, resulting in a charge to income in the period if such determination is made.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization and impairment losses. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of property and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repair and maintenance costs are expensed as incurred. Property and equipment held-for-sale are measured at the lower of their carrying amount or fair value less cost to sell.

Depreciation or amortization for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets as follows:

Leasehold properties	the shorter of the useful life or the remaining lease term
Leasehold improvements	the shorter of the useful life or the remaining lease term
Furniture and fixtures	5 years
Motor vehicles	5 years
Office equipment	5 years

Capital leases

Leases that transfer substantially all the rewards and risks of ownership to the lessee, other than legal title, are accounted for as capital leases. Substantially all of the risks or benefits of ownership are deemed to have been transferred if any one of the four criteria is met: (i) transfer of ownership to the lessee at the end of the lease term, (ii) the lease containing a bargain purchase option, (iii) the lease term exceeding 75% of the estimated economic life of the leased asset, (iv) the present value of the minimum lease payments exceeding 90% of the fair value. At the inception of a capital lease, the Company as the lessee records an asset and an obligation at an amount equal to the present value of the minimum lease payments. The leased asset is amortized over the shorter of the lease term or its estimated useful life if title does not transfer to the Company, while the leased asset is depreciated in accordance with the Company’s normal depreciation policy if the title is to eventually transfer to the Company. The periodic rent payments made during the lease term are allocated between a reduction in the obligation and interest element using the effective interest method in accordance with APB Opinion No. 21, Interest on Receivables and Payables.

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases involving part of a building

The Company accounts for its leasehold properties as capital leases in accordance with SFAS No. 13, Accounting for Leases, which requires that a lease involving only part of a building be accounted for as a capital lease, if the fair value of the leasehold property cannot be objectively determinable and if the term of the lease is 75% or more of the estimated remaining economic life of the building in which the leased premises are located.

Operating leases

The Company accounts for a lease agreement as an operating lease if the lease meets none of the four criteria for a capital lease. Rental payments under operating leases are charged to expense on a straight-line basis over the lease term. Rent holidays are considered in the determining straight-line rent expense for operating leases.

Impairment of long-lived assets

The Company accounts for impairment of property and equipment and amortizable intangible assets in accordance with SFAS No. 144, Accounting for Impairment of Long-Lived Assets to be Disposed Of, which requires the Company to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset’s (or asset group’s) fair value.

Comprehensive income

SFAS No. 130, Reporting Comprehensive Income, requires disclosure of all components of comprehensive income and loss on an annual and interim basis. Comprehensive income and loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources.

Revenue recognition

Revenue of the Company includes sales. Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured.

Sales revenue is recognized net of sales discount and actual returns at the time when the merchandise is sold to the customer. Based on historical experience, management estimates that sales returns are immaterial and has not made allowance for estimated sales returns.

Employees’ benefits and pension obligations

Mandatory contributions of five percent of gross salary payments, subject to certain minimum and maximum levels, are made to defined contribution Mandatory Provident Fund schemes (“MPF schemes”) pursuant to the laws of Hong Kong. These contributions are charged to expense in the same period as the related salary cost. Total contributions made by the Company to the MPF schemes were $202,638 and $110,142 for the periods ended September 30, 2006 and 2005, respectively.

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Earnings per share

Basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS includes the effect of the common share equivalents of the Company’s convertible preferred stock outstanding.

The Company accounts for a stock dividend or split in accordance with SFAS No. 128, “Earnings Per Share”, which requires that a stock dividend or split be accounted for retrospectively if the stock dividend or split occurs during the period, or retroactively if the stock dividend or split occurs after the end of the period but before the release of the financial statements, by considering it outstanding for the entirety of each period presented.

Foreign currency translation

The Company uses the United States dollar (“U.S. dollars”) for financial reporting purposes. The Company’s subsidiaries maintain their books and records in their functional currency, being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, the Company translates the subsidiaries’ assets and liabilities into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, and their statements of income are translated at average exchange rates during the reporting period. Adjustments resulting from the translation of the subsidiaries’ financial statements are recorded as accumulated other comprehensive income.

Financial instruments

The Company values its financial instruments as required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

The Company’s financial instruments primarily consist of cash and cash equivalents, trade accounts receivable, other current assets, trade accounts payable, accrued expenses, other current liabilities, capital lease obligations and installment loan.

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective year ends.

Concentrations of credit risk

Financial instruments which potentially expose the Company to concentrations of credit risk, consist of cash and accounts receivable as of September 30 2006. The Company performs ongoing evaluations of its cash position and credit evaluations to ensure collections and minimize losses.

For the nine months ended September 30, 2006, all of the Company’s sales arose in Hong Kong compared with the nine months ended September 30, 2005. In addition, all accounts receivable as at September 30 2006 also arose in Hong Kong.

The largest three customers in the nine months ended September 30, 2006 accounted for approximately 2.5%, 2.4% and 1.9%, respectively of the Company’s total revenues.

The largest three vendors in the nine months ended September 30, 2005 accounted for approximately 19.7%, 11.7% and 4.9%, respectively of the Company’s total purchases.

Related parties

Parties are considered to be related to the Company if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party, in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Recently issued accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that “under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges.” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities.

The provisions of SFAS 151 shall be applied prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued. The Company’s adoption of SFAS No.151 did not have a material impact on the Company’s financial position or results of operations.

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements (continued)

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), “Share-Based Payment”, which amends FASB Statement No. 123 and will be effective for public companies for interim or annual periods beginning after June 15, 2005. The revised standard requires, among other things that compensation cost for employee stock options be measured at fair value on the grant date and charged to expense over the employee’s requisite service period for the option. Due to the absence of observable market prices for employee stock options, the standard indicates that the fair value of most stock options will be determined using an option-pricing model. The Company’s adoption of SFAS No. 123(R) did not have a material impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company’s adoption of SFAS No. 153 did not have a material impact on the Company’s financial position or results of operations.

In March 2005, the FASB published FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” which clarifies that the term, conditional asset retirement obligations, as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of the Company’s fiscal 2006. The adoption of this Interpretation is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

In June 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections” (“SFAS No.154”). SFAS No.154 replaces APB No.20 (“APB 20”) and SFAS No.3, “Reporting Accounting Changes in Interim Financial Statements,” and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle whereas SFAS No.154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, unless it is impracticable. SFAS No.154 enhances the consistency of financial information between periods. SFAS No.154 will be effective beginning with the Company’s first quarter of fiscal year 2006. The Company’s adoption of SFAS No.154 did not have a material impact on its results of operations, financial position or cash flows.

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements (continued)

In June 2005, the EITF reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements” (EITF 05-06). EITF 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease, collectively referred to as subsequently acquired leasehold improvements). EITF 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (a) the subsequently acquired leasehold improvements’ useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB’s ratification, which was on June 29, 2005. The Company does not anticipate that EITF 05-06 will have a material impact on its consolidated results of operations.

In July 2005, the Financial Accounting Standards Board (“FASB”) issued an Exposure Draft of a proposed Interpretation “Accounting for Uncertain Tax Positions—an interpretation of FASB Statement No.109.” Under the proposed Interpretation, a company would recognize in its financial statements its best estimate of the benefit of a tax position, only if the tax position is considered probable of being sustained on audit based solely on the technical merits of the tax position. In evaluating whether the probable recognition threshold has been met, the proposed Interpretation would require the presumption that the tax position will be evaluated during an audit by taxing authorities. The proposed Interpretation would be effective as of the end of the first fiscal year ending after December 15, 2005, with a cumulative effect of a change in accounting principle to be recorded upon the initial adoption. The proposed Interpretation would apply to all tax positions and only benefits from tax positions that meet the probable recognition threshold at or after the effective date would be recognized. The Company is currently analyzing the proposed Interpretation and has not determined its potential impact on our Consolidated Financial Statements. While we cannot predict with certainty the rules in the final Interpretation, there is risk that the final Interpretation could result in a cumulative effect charge to earnings upon adoption, increases in future effective tax rates, and/or increases in future interperiod effective tax rate volatility.

In October 2005, FASB Staff Position (“FSB”) FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” was issued. This FSP concluded that rental costs associated with ground or building operating leases that are incurred during a construction period be expensed. The guidance in the FSP is required to be applied to the first reporting period beginning after December 15, 2005. The adoption of this pronouncement did not have a material impact on the Company’s financial position or results of operations.

NOTE 3 – CONSOLIDATED FINANCIAL STATEMENTS AND CONDENSED FOOTNOTES

The interim consolidated financial statements presented herein have been prepared by the Company and include the unaudited accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in the consolidation.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and the instructions for Form 10-Q and Article 10 of Regulation S-X.

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 3 – CONSOLIDATED	FINANCIAL STATEMENTS AND CONDENSED FOOTNOTES (CONTINUED)

Certain information and footnote disclosures that are normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. Management of the Company believes the disclosures made are adequate to make the information presented not misleading. The condensed consolidated financial statements should be read in conjunction with the Company’s and PDD’s audited financial statements for the year ended December 31, 2005 and the notes thereto.

In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company as of September 30, 2006 and December 31, 2005, and the results of operations, changes in shareholders’ equity and cash flows for the nine months ended September 30, 2006 and 2005. Interim results are not necessarily indicative of full year performance because of the impact of seasonal and short-term variations.

NOTE 4 – EARNINGS PER SHARE

Earnings per share for the nine months ended September 30, 2006 and 2005 were determined by dividing net income for the years by the weighted average number of common shares outstanding. The weighted average number of common shares outstanding was adjusted to account for the effects of the share exchange transaction as a reverse acquisition as more fully described in Note 1. The Company has retroactively adjusted the weighted average number of common shares outstanding by deeming that the one-for-twenty (1:20) reverse stock split effected on April 4, 2006 and the one-for-four (1:4) reverse stock split effected on November 30, 2006 had occurred as of the beginning of the earliest period presented.

NOTE 5 – ACCOUNTS RECEIVABLE, TRADE

Accounts receivable consist of the following:

	9/30/2006	12/31/2005
	(unaudited)
Trade accounts	$3,133,703	$741,527
Amounts due from banks for customer credit card transactions	23,719	38,676
Less allowance for doubtful accounts	(19,260)	(19,350)

Accounts receivable, trade, net	$3,138,162	$760,853

NOTE 6 – INVENTORIES

Inventories consist of the following:

	9/30/2006	12/31/2005
	(unaudited)
Merchandise	$1,861,490	$2,097,461
Less valuation allowance	(267,373)	(268,623)

Total	$1,594,117	$1,828,838

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 7 – LONG-TERM LOANS

Long-term loans consist of the following:

	9/30/2006	12/31/2005
	(unaudited)
Employee loan unsecured and non-interest bearing payable after one year, but without a fixed repayment term	$—	$11,610
Unsecured, non-interest bearing, 2-year term loan to a travel agency	—	64,500

	—	76,110
Less: Allowance for doubtful accounts	—	(5,805)

Total long-term loans, net	$—	$70,305

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	9/30/2006	12/31/2005
	(unaudited)
Leasehold improvements	$471,727	$406,749
Furniture and fixtures	53,073	75,190
Office equipment	414,760	216,978
Motor vehicles	129,475	130,080

	1,069,035	828,997
Less: Accumulated depreciation and amortization	(395,794)	(248,731)

Property and equipment, net	$673,241	$580,266

The depreciation and amortization expense of property and equipment for the nine months ended September 30, 2006 and 2005 was $143,234 and $85,454, respectively.

Property and equipment include certain capitalized leases. The cost and accumulated amortization of the capitalized leases as of September 30, 2006 are $135,715 (December 31, 2005: $130,080) and $48,577 (December 31, 2005: $28,874) respectively. The following is a schedule, by year, of the future minimum lease payments under these leases, together with the present value of the net minimum lease payments as of September 30, 2006:

Year ending September 30,	Amount
(unaudited)
2007	$585,557
2008	180,370
2009	1,391
2010 and thereafter	2,317

Total minimum lease payments	769,635
Less amount representing interest	(26,765)

Total present value of minimum payments	742,870
Less current portion of such obligations	(454,412)

Long-term capital leases obligations, net	$288,458

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

Amortization expense of leased equipment and motor vehicles for the nine months ended September 30, 2006 and 2005 was $19,901 and $19,430, respectively.

NOTE 9 – LONG-TERM DEBTS

	9/30/2006	12/31/2005
	(unaudited)
Installment loan from a finance company, with effective annual interest rate of 10.4%, due February 21, 2007, guaranteed by one of the Company’s directors	$29,893	$80,930
Capital lease obligations	742,870	800,350

Total	772,763	881,280
Less current maturities	(484,304)	(503,018)

Total long-term debts, net of current maturities	$288,459	$378,262

The maturities of the installment loan for the next five years are as follows:

Year ending September 30,
(unaudited)
2007	$29,892

NOTE 10 – INCOME TAXES

The Company, being registered in the State of Delaware and which conducts all of its business through its subsidiaries incorporated in Hong Kong, is not subject to any income tax. Pursuant to Hong Kong tax law, the Company’s Hong Kong subsidiaries are subjected to profits tax imposed at the rate of 17.5%.

Significant components of the provision for income taxes for the nine months ended September 30, 2006 and 2005 are as follows:

	2006	2005
	(unaudited)	(unaudited)
Hong Kong profits tax:
Current	$436,760	$509,479
Deferred	—	—

Total	$436,760	$509,479

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate:

	2006	2005
	(unaudited)	(unaudited)
U.S. Statutory rate	34.0%	34.0%
Foreign income not recognized in the U.S.	(34.0%)	(34.0%)
Hong Kong statutory rate	17.5%	17.5%
Expenses not deductible for tax purposes	4.2%	0.5%

Effective income tax rate	21.7%	18.0%

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 11 – RELATED PARTY TRANSACTIONS

Accounts receivable, trade and sales – related party

	9/30/2006	12/31/2005
	(unaudited)
Chain World Development Limited (a company controlled by Mr. Ricky Kee Kwong, Tsoi, a director of the Company)	$—	$339,577

Trade accounts receivable from related party arose from sales to the related company, in the ordinary course of the Company’s business.

Amounts due from shareholders or related parties

	9/30/2006	12/31/2005
	(unaudited)
Due from directors/shareholders:
Mr. Ricky Kee Kwong Tsoi, Chief Executive Officer	$—	$2,407,834
Mr. Alex Chun Shan Yue, Chairman	—	828,703
Mr. Danny Sau Kwong Leung, Chief Operating Officer	—	79,335
Mr. Kay Yiu Choi, a brother of Mr. Ricky Kee Kwong Tsoi	—	64,500
Mr. Ip Chung Sang, a director of the Company’s subsidiary	—	36,257
Mr. Ngan Chun Man, a director of the Company’s subsidiary	—	11,625
LTT Technologies Ltd., a company controlled by Mr. Ricky Kee Kwong Tsoi and Mr. Alex Chun Shan Yue	—	318,419

	$—	$3,746,673

Due from related parties:
Maximum Media Ltd., a company owned by Mr. Ricky Kee Kwong Tsoi and Mr. Alex Chun Shan Yue	$—	$4,140
Horizon Corporation Limited, a company owned by Mr. Ricky Kee Kwong Tsoi and Mr. Alex Chun Shan Yue	334	119,388

	$334	$123,528

Balances with directors, related parties or companies represent advances to or loans from the respective directors or related parties or companies. These balances are interest free and unsecured and have no fixed repayment date. It is expected that the balances will be received or repaid within one year.

On January 17, 2006, PDD declared a special dividend of $4,651,483 to its shareholders, which shall be paid partially by way of setoff against the amounts due from directors/shareholders and partially in cash.

During the nine months ended September 30, 2006 and 2005, the Group earned sales revenue of $Nil and $5,654,810, respectively from related companies, which is controlled by Mr. Tsoi Kee Kwong Ricky, a director and shareholder of the Company.

During the nine months ended September 30, 2006 and 2005, the Group earned sales revenue of $Nil and $966,985, respectively from a related company, which is controlled by Mr. Fong Kai Ho, a director of the Company’s subsidiary.

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 11 – RELATED PARTY TRANSACTIONS (CONTINUED)

Amounts due from shareholders or related parties (continued)

During the nine months ended September 30, 2006 and 2005, Horizon Corporation Limited, an intermediate holding company, charged a service fee of $319,226 and $54,479, respectively, to the Group.

On November 24, 2005, the Group signed a conditional sale and purchase agreement with Ms. Cheng Shuk Wan, the wife of Mr. Tsoi Kee Kwong Ricky, a director of the Company, whereby the Company disposed of a property under capital lease to Ms. Cheng Shuk Wan for $419,250 of cash. The transaction was completed on February 2, 2006.

NOTE 12 – OTHER INCOME (EXPENSES)

Other income (expenses) for the nine months ended September 30, 2006 and 2005 consisted of the following:

	2006	2005
	(unaudited)	(unaudited)
Rental income	$11,593	$1,310
Net foreign exchange gain	1,024,300	483,938
Interest income	4,709	50
Others	60,805	46,953
Service incomes	—	26,476
Finance costs	(39,726)	(21,801)
Referral fee	361,484	—
Loss on disposal of fixed assets	(302)	(524)
Income from concessionaire sales	233,807	—

Total	$1,656,670	$536,402

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company has entered into several tenancy agreements for office premises and outlets. The Company’s commitments for minimum lease payments under these leases for the next five years and thereafter are as follows:

Year ending September 30,
(unaudited)
2007	$429,396
2008	128,672
2009	92,448
2010 - Thereafter	—

$650,516

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 13 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating lease commitments (continued)

Total rent expense for the nine months ended September 30, 2006 and 2005 consisted of the following:

	2006	2005
	(unaudited)	(unaudited)
Minimum lease payments	$454,036	$169,411
Contingent rent	109,330	232,374

Total	$563,366	$401,785

NOTE 14 – SEGMENT INFORMATION

The Company’s operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. The Company identifies its reportable segments based on management responsibility: (i) the trading segment, and (ii) the retail segment. Information on segments and the reconciliation to income from operations before income taxes are as follows:

9 months ended September 30, 2006	Trading	Retail	Consolidated
	(unaudited)	(unaudited)	(unaudited)
Total segment revenues	$16,679,552	$36,941,450	$53,621,002
Intersegment revenue	(11,967,907)	—	(11,967,907)

Revenue from external customers	$4,711,645	$36,941,450	$41,653,095

Total segment profits	$1,648,837	$2,432,819	$4,081,656
Intersegment profits	(4,133)	—	(4,133)

Income before merger transaction expense and income taxes	$1,644,704	$2,432,819	$4,077,523

Included in segment profits:
Depreciation and amortization	$52,208	$91,026	$143,234
Interest expense	$39,726	$—	$39,726
Total segment assets	$4,534,710	$5,747,290	$10,282,000
Intersegment receivables	(1,082,394)	—	(1,082,394)

Total assets	$3,452,316	$5,747,290	$9,199,606

Expenditure for segment assets	$153,378	$107,973	$261,351

Nine months ended September 30, 2005	Trading	Retail	Consolidated
	(unaudited)	(unaudited)	(unaudited)
Total segment revenues	$17,048,364	$24,694,638	$41,743,002
Intersegment revenue	(9,799,153)	—	(9,799,153)

Revenue from external customers	$7,249,211	$24,694,638	$31,943,849

Total segment profits	$1,073,930	$1,733,194	$2,807,124
Intersegment losses	14,397	—	14,397

Income before income taxes and merger transaction expenses	$1,088,327	$1,733,194	$2,821,521

Included in segment profits:
Depreciation and amortization	$35,345	$50,109	$85,454
Interest expense	$21,801	$—	$21,801
Total segment assets	$4,124,614	$4,791,168	$8,915,782
Intersegment receivables	(864,828)	—	(864,828)

	$3,259,786	$4,791,168	$8,050,954

Expenditure for segment assets	$76,054	$32,748	$108,802

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 15 – SUBSEQUENT EVENTS

On October 6, 2006, the Company completed the issuance and sale of $3,069,895 principal amount of senior convertible debentures in a private placement to fourteen accredited investors (“Financing”). The Financing was conducted pursuant to a Securities Purchase Agreement dated October 6, 2006 entered into between the Company and the accredited investors named on the schedule of buyers thereto. Maxim Group LLC acted as the lead placement agent with Chardan Capital Markets LLC as the co-placement agent in the Financing.

Under the terms of the financing, the Company sold senior convertible debentures to investors, which are unsecured, bear 8% interest per year payable in cash, and mature in three years. The debentures are convertible into a quantity of common stock ranging from approximately 11.6 to 16.0 million shares, depending upon a one-time adjustment to the conversion price, which shall occur at the one-year anniversary of the closing of the Financing, or October 6, 2007. The initial conversion price of the debentures is $0.24 per share which conversion price may be adjusted to equal the volume-weighted average trading price of the Company’s common stock for all trading days during the one year following the closing of the Financing, subject to a maximum conversion price of $0.264 per share, and a minimum conversion price of $0.192 per share

(“Conversion Price Collar”). The conversion price of the debentures is also subject to anti-dilution adjustments, within the Conversion Price Collar, in the event the Company sells and issues shares of its common stock for below $0.24 per share. The Company may, at its election, force conversion of the debentures after the first anniversary of the closing, if the volume weighted average trading price of its common stock exceeds $0.48 per share for 30 consecutive trading days, and the average daily trading dollar volume exceeds $350,000. The Company may also redeem the debentures at 125% of the principal amount of the debentures plus accrued unpaid dividends, at any time after the first anniversary of the closing.

In connection with the Financing, on October 6, 2006 the Company issued warrants to investors that are exercisable for up to approximately 8 million shares of common stock of the Company with an exercise price ranging from $0.2112 to $0.2904 per share. The exercise price is adjustable based upon the conversion price of the debentures. The warrants are exercisable for a five-year period commencing on October 6, 2006.

The Company also agreed to issue, in connection with the Financing, a warrant to the lead placement agent for the purchase of up to 1,279,123 shares of common stock of the Company, with an exercise price ranging from $0.2112 to $0.2904 per share.

On October 6, 2006, in connection with the Financing, the Company also entered into a registration rights agreement dated October 6, 2006, under which it agreed to use its commercially reasonable efforts to cause the common stock issuable upon conversion of the debentures and exercise of the warrants issued to the investors and placement agent, to be registered for resale on an appropriate form for registration to be filed with the SEC within 30 days following the closing. If the registration statement is not filed within such 30 day period or does not become effective within 90 days after closing, the Company is subject to a monthly penalty of 1% of the offering amount, up to a maximum of 24%.

The closing of this transaction occurred on October 6, 2006.

On October 24, 2006, the Company filed a Schedule 14C information statement to announce that its stockholders approved a one-for-four reverse stock split. The reverse stock split will take effect upon the filing of an amended and restated certificate of incorporation with the Delaware Secretary of State no sooner than November 13, 2006.

Asiamart, Inc.

Condensed Notes to Consolidated Financial Statements

September 30, 2006 and 2005

NOTE 15 – SUBSEQUENT EVENTS (CONTINUED)

On November 30, 2006, the Company effected a 4-for-1 reverse stock split. The effect of this reverse stock split has been retroactively reflected throughout these consolidated financial statements.

February 28, 2007

6,315,670 Shares

Asiamart, Inc.

Common Stock

PROSPECTUS

For the twenty-five day period after the first date on which our common stock is bona fide offered to the public, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.